Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF

HOLDERS OF STAPLED UNITS

(CONSISTING OF TRUST UNITS OF GRANITE REAL ESTATE INVESTMENT TRUST

AND COMMON SHARES OF GRANITE REIT INC.)

To be held on Wednesday, June 12, 2013

and

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

May 8, 2013

May 8, 2013

To our Holders of Stapled Units:

On behalf of our Trustees, Directors and management, I am pleased to invite you to the joint annual general meetings of holders of Stapled Units. The joint annual general meetings will consist of the annual general meeting of unitholders of Granite Real Estate Investment Trust and the annual general meeting of shareholders of Granite REIT Inc. (collectively, the “Meetings”), to be held concurrently at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 501A, Toronto, Ontario, Canada, at 10:00 a.m. (Toronto time) on Wednesday, June 12, 2013. The Meetings have been called to provide unitholders and shareholders with the opportunity to vote on those matters described in the accompanying joint notice of annual general meetings and management information circular / proxy statement.

I hope you can attend the Meetings, but in any case, your vote is important, and your units and shares should be represented at the Meetings. If you are unable to attend, please complete, date and sign the enclosed proxy form, and return it in accordance with the instructions set out in the proxy form. Even if you plan to attend the Meetings, you may find it convenient to express your views in advance by completing and returning the proxy form.

I look forward to seeing you at the Meetings on June 12, 2013.

Yours truly,

Thomas Heslip Chief Executive Officer Granite Real Estate Investment Trust and Granite REIT Inc.

JOINT NOTICE OF ANNUAL GENERAL MEETINGS OF HOLDERS OF STAPLED UNITS

JOINT NOTICE is hereby given that the Annual General Meetings of holders of stapled units (collectively, the “Meetings”), being the annual general meeting of unitholders of Granite Real Estate Investment Trust (“Granite REIT”) and the annual general meeting of shareholders of Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), will be held concurrently at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 501A, Toronto, Ontario, Canada, on Wednesday, June 12, 2013, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to receive and consider the annual report of Granite Real Estate Inc. (the predecessor of Granite REIT and Granite GP, “Granite Co.”), including the consolidated financial statements of Granite Co. for the financial year ended December 31, 2012 and the auditor’s report on those statements;

(b)	to elect the trustees of Granite REIT for the ensuing year;

(c)	to elect the directors of Granite GP for the ensuing year;

(d)	to re-appoint Deloitte LLP, the auditor of Granite REIT, for the ensuing year based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(e)	to re-appoint Deloitte LLP, the auditor of Granite GP, for the ensuing year based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorize the directors to fix the auditor’s remuneration; and

(f)	to transact such further or other business or matters as may properly come before the Meetings or any adjournment(s) or postponement(s) thereof.

Only shareholders and unitholders of record at the close of business on May 8, 2013 will be entitled to notice of, to attend and to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

A Management Information Circular / Proxy Statement and a form of proxy are enclosed with this Joint Notice of Annual General Meetings of Holders of Stapled Units. The Management Information Circular / Proxy Statement provides additional information concerning the matters to be dealt with at the Meetings. If you are unable to be present at the Meetings in person, please complete, date and sign the enclosed proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions set out in the section entitled “Appointment and Revocation of Proxies” of the enclosed Management Information Circular / Proxy Statement. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on June 10, 2013, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the Meetings, if adjourned, are reconvened, or, if the Meetings are postponed, they are convened, at one of the following locations: (a) Computershare Investor Services Inc., Granite’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or (b) the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel and Secretary of Granite REIT and Granite GP. Shareholders and unitholders may elect to vote by use of the telephone or via the Internet in accordance with the instructions on the applicable form of proxy.

BY ORDER OF THE BOARD OF TRUSTEES OF GRANITE REAL ESTATE INVESTMENT TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF GRANITE REIT INC.

JENNIFER TINDALE Executive Vice-President, General Counsel and Secretary Granite Real Estate Investment Trust	JENNIFER TINDALE Executive Vice-President, General Counsel and Secretary Granite REIT Inc.

May 8, 2013

Toronto, Ontario

-i-

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

Introduction — the 2013 Arrangement

On January 3, 2013, Granite Real Estate Inc. (“Granite Co.”), previously MI Developments Inc., Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) completed a conversion (the “2013 Arrangement”) of Granite Co. from a corporate structure to a “stapled unit” real estate investment trust structure pursuant to a plan of arrangement under the Business Corporations Act (Quebec). Under the 2013 Arrangement, the holders of common shares of Granite Co. exchanged their common shares, in a series of steps, for stapled units (“Stapled Units”), each consisting of one trust unit of Granite REIT (each a “REIT Unit”) and one common share of Granite GP (each a “GP Share”), on a one-for-one basis. After completion of the 2013 Arrangement, Granite REIT and Granite GP, through Granite REIT Holdings Limited Partnership (“Granite LP”) and its subsidiaries, own, directly and indirectly, all the shares of the (reorganized) Granite Co. and all of the subsidiaries, business and assets previously held by Granite Co.

The following chart summarizes the structure of Granite REIT, Granite GP, (reorganized) Granite Co. and material subsidiaries as of the date of this Circular.

The Meeting Materials

This joint Management Information Circular / Proxy Statement dated May 8, 2013 (the “Circular”), accompanying joint Notice of Annual General Meetings (the “Notice”), accompanying form(s) of proxy and all attachments thereto (collectively “Meeting Materials”) are furnished to owners (“Unitholders”) of Stapled Units (each consisting of one REIT Unit and one GP Share) in connection with the solicitation by and on behalf of the management of Granite REIT and Granite GP (“Management”) of proxies to be used at the Annual General Meetings of the Unitholders (the “Meetings”) to be held at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 501A, Toronto, Ontario, Canada, on Wednesday, June 12, 2013, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

This Circular contains information about both Granite REIT and Granite GP (and, as applicable, their predecessor Granite Co. for periods prior to completion of the 2013 Arrangement on January 3, 2013), in accordance with exemptions granted by Canadian securities regulatory authorities dated December 21, 2012. Throughout this Circular, unless otherwise specified or the context otherwise indicates, “we”, “us”, “our” and “Granite” refer to the combined Granite REIT and Granite GP and their subsidiaries and investees and, for periods prior to implementation of the 2013 Arrangement on January 3, 2013, their predecessor Granite Co. and its predecessors and subsidiaries.

As provided in the Amended and Restated Declaration of Trust of Granite REIT dated January 3, 2013 (the “Granite REIT Declaration of Trust”) and the articles of Granite GP, each REIT Unit is “stapled” to a GP Share (and each GP Share is “stapled” to a REIT Unit) such that they trade together as Stapled Units (unless and until an “Event of Uncoupling”, as defined, occurs). References in this Circular to “Unitholders” refer to holders of Stapled Units including, as applicable and as the context may require, to such persons as holders of REIT Units and/or holders of GP Shares comprising Stapled Units.

The Meeting Materials are being mailed to Unitholders of record as of the close of business on May 8, 2013. Granite will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of Granite may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form(s) of proxy are Management nominees and are officers of Granite. A Unitholder has the right to appoint a person (who need not be a Unitholder) as nominee to attend and act for and on such Unitholder’s behalf at the Meetings other than the Management nominees named in the accompanying form(s) of proxy. This right may be exercised by inserting in the blank space the name of the person the Unitholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Unitholders desiring to be represented at the Meetings by proxy must deposit their forms of proxy at one of the following locations:

(a)	the offices of Computershare Investor Services Inc., the registrar and transfer agent of Granite, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(b)	the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel and Secretary of Granite, by 10:00 a.m. (Toronto time) on June 10, 2013 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chairman of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has completed a proxy attends the Meetings in person, any votes cast by such Unitholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Unitholders may also elect to vote by telephone or via the Internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Unitholders electing to vote by telephone or via the Internet must follow the instructions included in the form(s) of proxy received from Granite.

Non-Registered Holders

Only registered Unitholders and persons appointed as proxyholders are permitted to attend and vote at the Meetings. However, in many cases, Stapled Units beneficially owned by a Unitholder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the Stapled Units, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and, in the United States, The Depository Trust Company) of which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Stapled Units. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Granite is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Stapled Units are held. Generally, Non-Registered Holders will receive either:

(a)	a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or Internet); or

(b)	less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Stapled Units beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Stapled Units they beneficially own. Non-Registered Holders that wish to vote in person at the Meetings must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. If you are a Non-Registered Holder, you should follow the instructions on the document you receive and contact your intermediary promptly if you need assistance.

Revocation

A registered Unitholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare Investor Services Inc. as described under “Registered Holders” above;

(b)	depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing at Granite’s registered office at any time up to and including the last business day preceding the day of the Meetings, or any adjournment(s) or postponement(s) of the Meetings, at which the proxy is to be used, or with the Chairman of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Stapled Units are held.

Signature of Proxy

A form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Stapled Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. Where a choice for a matter is not specified, Stapled Units will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Stapled Units represented by proxies received by Management will be voted as follows:

(a)	FOR the election of trustees of Granite REIT as set out in this Circular;

(b)	FOR the election of directors of Granite GP as set out in this Circular;

(c)	FOR the re-appointment of Deloitte LLP as the auditor of Granite REIT, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT; and

(d)	FOR the re-appointment of Deloitte LLP as the auditor of Granite GP, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorization of the directors to fix the auditor’s remuneration.

Exercise of Discretion of Proxy

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the joint Notice of Meetings and with respect to such other business or matters which may properly come before the Meetings or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Granite is not aware of any such amendments or variations or any other matters to be addressed at the Meetings.

Record Date

The board of trustees of Granite REIT and the board of directors of Granite GP have each fixed the close of business on May 8, 2013 as the record date (the “Record Date”) for the Meetings. Only holders of record of REIT Units and GP Shares (forming Stapled Units) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meetings.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETINGS

Except as otherwise disclosed in this Circular, Management is not aware of any trustee, director or executive officer of Granite or any nominee for election as a trustee or director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings other than the election of trustees and directors.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at April 30, 2013, there were issued and outstanding 46,932,304 Stapled Units. Holders of REIT Units are entitled to cast one vote per REIT Unit held by them on each matter to be acted on by holders of REIT Units at the Meetings, and holders of GP Shares are entitled to cast one vote per GP Share held by them on each matter to be acted on by holders of GP Shares at the Meetings.

The following table sets forth information with respect to the only Unitholders known to the trustees, directors or officers of Granite as at April 30, 2013 who own beneficially, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Stapled Units:

	Number of Stapled Units	Percentage of Class
Mackenzie Financial Corporation(1)	6,036,740	12.86%

Note:

(1)	Based on documents filed with the Canadian Securities Administrators on April 10, 2013.

MATTERS TO BE ACTED UPON AT THE MEETINGS

Election of Trustees of Granite REIT

The Granite REIT Declaration of Trust provides for a number of trustees to be fixed by the trustees from time to time, subject to a minimum of three and a maximum of 15 trustees. The number of trustees is currently fixed at seven. The term of office of each currently-serving trustee expires at the time of the Meetings unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust. Seven persons are being nominated for election as trustees at this time.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as trustees of the seven persons whose names are set forth below (the “Proposed Trustees”).

Each of the Proposed Trustees are now and have been trustees of Granite REIT (and directors of its predecessor, Granite Co.) for the periods indicated in their biographical information set forth below. Management proxyholders will not vote for a greater number of persons than the number of nominees named in the form of proxy.

Management does not contemplate that any of the Proposed Trustees will be unable to serve as a trustee. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a trustee, the proxy will be voted for the election of such other person or persons as Management may select. Each trustee elected will hold office until the conclusion of the next annual general meeting of unitholders of Granite REIT, or until his/her respective successor is elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The following table sets forth information with respect to each of the seven Proposed Trustees, including the number of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at April 30, 2013.

Michael Brody, 51 New Jersey, USA

Mr. Brody has 30 years of experience in commercial real estate, evenly divided between the capital markets and property sectors. Mr. Brody is a Senior Managing Director of Park Bridge Financial in New York and is also a Senior Advisor providing non-executive consulting services to The Blackstone Group L.P., a NYSE- listed company. From May 2008 to August 2011, Mr. Brody was the President and Chief Operating Officer of Loeb Partners Realty, LLC, a privately-held real estate company headquartered in New York. From July 2009 to December 2010, Mr. Brody served on the Board of Rock US Joint Ventures, a Lloyds Banking Group/ HBOS-controlled entity. From 2002 to 2008, Mr. Brody served as a Managing Director and Head of CMBS Origination for Merrill Lynch & Co. Prior to that, Mr. Brody acted as Senior Vice President and Chief Credit Officer of GMAC Commercial Mortgage and a Managing Director for Nomura Securities in New York and San Francisco, where he was part of the commercial mortgage-backed securities team. Mr. Brody began his career as a leasing broker with Cushman & Wakefield and has acted as a Vice President of Asset Management for the Mack Company as a Vice President of Goldfarb Properties.

Mr. Brody received a Bachelor of Arts degree from Cornell University and a Masters in Business Administration in finance from Columbia University.

Trustee and Director of Granite Since: (1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 7,909 Deferred Share Units(2)

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
Yes	Board	9 of 9
	Corporate Governance and Nominating Committee of Granite GP	2 of 2
	Compensation Committee of Granite GP	2 of 2	(3)
	Real Estate Investment Committee of Granite GP	1 of 1

Peter Dey, 72 Ontario, Canada

Mr. Dey has been the Chairman of Paradigm Capital Inc., an investment dealer, since November 2005. Until February 2012, he had been a director of Coventree Inc. since April 2008. He has been a director of Goldcorp Inc. since June 2006, a director of Enablence Technologies Inc. since October 2011, and a director of Griffiths Energy International since March 2013. Mr. Dey was a Partner of the Toronto law firm Osler, Hoskin & Harcourt LLP, where he specialized in corporate board issues and mergers and acquisitions, from 2001 to 2005, and prior to that from 1985 to 1994 and from 1973 to 1983. From 1994 to 2001, Mr. Dey was Chairman of Morgan Stanley Canada Limited, where he helped develop the Canadian investment banking business and the overall strategic direction of Morgan Stanley in Canada. From 1993 to 1995, Mr. Dey chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada that released the December 1994 report entitled “Where Were the Directors?”, known as the Dey Report. Mr. Dey has also served as Chairman of the Ontario Securities Commission and was Canada’s representative to the OECD Task Force that developed the OECD Principles of Corporate Governance released in May of 1999.

Mr. Dey is Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum, established by the World Bank and the Organization for Economic Cooperation and Development. He is also a director of the Massachusetts Museum of Contemporary Art.

Mr. Dey attended Queen’s University, where he earned his Bachelor of Science in 1963 and Dalhousie University, where he earned his Bachelor of Laws degree in 1966. He received his Master of Laws degree from Harvard University in 1967.

Trustee and Director of Granite Since: (1)	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 13,833 Deferred Share Units(2)
June 30, 2011

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
Yes	Board (Vice-Chairman)	9 of 9
	Corporate Governance and Nominating Committee of Granite GP	2 of 2
	Compensation Committee of Granite GP (Chair)	6 of 6

Barry Gilbertson, 61 London, United Kingdom

Mr. Gilbertson is a real estate specialist professional who has been Managing Director of Tigger Limited, trading as Barry Gilbertson Consultancy, since August 2010. He has been a director of RONA inc. since January 2013. Until March 2012, he served as a non-executive consultant at Knight Frank LLP, the international real estate advisory firm, and he was a partner at PricewaterhouseCoopers LLP (“PwC”) from 1996 until 2011, where he focussed on business recovery, turnaround and corporate finance projects from international multi-bank work to single lender work in the United Kingdom. At PwC, Mr. Gilbertson led the work-out of the U.S.$8 billion real estate investment portfolio as well as the corporate property occupied in the United Kingdom and Europe by Lehman Brothers (In Administration), together with other significant turnaround projects, such as Rock, a real estate group in New York. Mr. Gilbertson has led or worked on projects, or spoken at conferences, in 34 countries.

Mr. Gilbertson was President of The Royal Institution of Chartered Surveyors (RICS) (from 2004 to 2005), a member of The Bank of England Property Forum (from 2003 to 2010), the founder Chairman of NARA (the Non-Administrative Receivers Association), the co-founder Vice Chair of WAVO (the World Association of Valuation Organisations), the Chair of Valuation for the United Nations Real Estate Advisory Group (as an individual member of UN REAG from 2000 to 2005), and has been a Counselor of Real Estate (CRE) since 1998. Mr. Gilbertson has been Visiting Professor at The University of Northumbria at Newcastle, United Kingdom (since 2003), a Visiting Lecturer at 17 other universities in China, Germany, Kenya, the United Kingdom and the United States, and has in excess of 100 published articles to his name.

Mr. Gilbertson has served as a Trustee and Board Director at the College of Estate Management since 2004, is a Founding Fellow of the Institute of Continuing Professional Development, a Freeman of the City of London, United Kingdom and holds Honorary Membership designations from four professional bodies—in South Africa, in Romania and in the United Kingdom.

Trustee and Director of Granite Since: (1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 8,838 Deferred Share Units(2)

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
Yes	Board	9 of 9
	Compensation Committee of Granite GP	6 of 6
	Audit Committee of Granite REIT and Granite GP	6 of 6
	Real Estate Investment Committee of Granite GP (Chair)	1 of 1

Thomas Heslip, 54 Ontario, Canada

Mr. Heslip has been our CEO since December 1, 2011 and has had a 29-year career covering commercial property development, investment, management and operations in Canada, the United States, Asia and Europe. Mr. Heslip was most recently with GWL Realty Advisors in Toronto and prior to that served as President and CEO of Realex Properties Corporation until Realex’s sale to Dundee Real Estate Investment Trust in February 2011. He has previously held senior management positions with Fortress Canada, Goldman Sachs, CIBC Development Corp. and Cadillac Fairview Limited. For 12 years Mr. Heslip was an adjunct professor at McMaster University and the University of Toronto.

Mr. Heslip holds a Masters of Arts degree in Economics and Public Administration and a Bachelor of Arts degree in Economics and Business Administration from the University of Guelph.

Trustee and Director of Granite Since: (1) December 1, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 37,163 restricted units(4) 1,213 Stapled Units

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
No	Board	9 of 9

Gerald Miller, 57 British Columbia, Canada

Mr. Miller was Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (“West Fraser”) from January 2009 until his retirement in July 2011. Mr. Miller has been a director of West Fraser since April 2012. From February 2007 to December 2008, Mr. Miller’s principal occupation was Executive Vice President, Operations of West Fraser. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced Chartered Accountant and has been a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants for over 30 years. Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian Chartered Accounting firms.

Mr. Miller holds a Bachelor of Commerce degree from the University of British Columbia.

Trustee and Director of Granite Since: (1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 6,607 Deferred Share Units(2) 3,000 Stapled Units

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
Yes	Board	9 of 9
	Compensation Committee of Granite GP	6 of 6
	Audit Committee of Granite REIT and Granite GP (Chair of each)	6 of 6

Scott Oran, 52 Massachusetts, USA

Mr. Oran has been Managing Director of Dinosaur Capital Partners LLC, a real estate investment and advisory firm, since November 2009. Mr. Oran was a member of Gordon Brothers Group, an advisory and financial services company, from May 2009 to November 2009. From November 2003 until January 2009, Mr. Oran served as Executive Director of Morgan Stanley, where he was responsible for its real estate investing activities in New England and the mid-Atlantic United States.

Mr. Oran has 25 years of experience in the real estate industry. Earlier in his career, Mr. Oran was Partner and Regional Director of TA Associates Realty and Vice President of Fleet Bank in Boston. Mr. Oran has also acted as Director of Acquisitions for Unihab, a real estate developer. He began his career at Booz, Allen & Hamilton, a management consulting firm.

Mr. Oran graduated from Princeton University with a Bachelor of Science in Engineering degree in civil engineering and received his Masters in Business Administration from Harvard Business School.

Trustee and Director of Granite Since: (1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 8,287 Deferred Share Units(2)

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
Yes	Board	9 of 9
	Corporate Governance and Nominating Committee of Granite GP	2 of 2
	Audit Committee of Granite REIT and Granite GP	6 of 6
	Real Estate Investment Committee of Granite GP	1 of 1

G. Wesley Voorheis, 59 Ontario, Canada

Since 1995 Mr. Voorheis has been the Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic and other advisors to institutional, private equity, and other shareholders with respect to their investments in Canadian public and private companies.

Mr. Voorheis has been a director and Chairman of the Board of HudBay Minerals Inc. since March 2009, a director of RONA inc. since January 2013, and a director of DavidsTea since February 2013. He was a director and member of the Audit Committee of Coventree Inc. from April 2008 to February 2012 and a director of Easyhome Ltd. from April 2010 to December 2011. Mr. Voorheis has acted as the Chief Executive Officer and a director of Hollinger Inc. and as the Chairman of the Board of YBM Magnex International Inc., following the reconstitutions of the boards of these companies. He has also served as Chairman of a number of special board committees and as a director of various other Canadian publicly traded companies.

Prior to the establishment of VC & Co. Incorporated and Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner at a major Toronto law firm.

Trustee and Director of Granite Since: (1) June 30, 2011	Granite REIT and Granite GP Securities Owned, Controlled or Directed: 22,107 Deferred Share Units(2) 5,000 Stapled Units

Independent Director and Trustee	Board & Committees:	2012 Meeting Attendance:
Yes	Board (Chairman)	9 of 9
	Corporate Governance and Nominating Committee of Granite GP (Chair)	2 of 2

Notes:

(1)	Refers to time served as a trustee of Granite REIT, director of Granite GP and a director of their predecessor, Granite Co.
(2)	Deferred Share Units are issued under the Non-Employee Director Share-Based Compensation Plan of Granite Co. (prior to the 2013 Arrangement) and the Granite GP Non-Employee Directors’ Deferred Share Unit Plan (after completion of the 2013 Arrangement). See “Statement of Executive Compensation – Trustee/Director Compensation” for details.
(3)	Mr. Brody joined the Compensation Committee on June 13, 2012.
(4)	Restricted units are issued under Granite’s Executive Deferred Stapled Unit Plan. See “Statement of Executive Compensation” for details.

All of the current trustees and directors were elected as directors of Granite Co. by shareholders of Granite Co. at the last annual general and special meeting of Granite Co. held on June 13, 2012, and each of them was elected as a trustee of Granite REIT and a director of Granite GP on January 3, 2013 in connection with completion of the 2013 Arrangement. Each Proposed Trustee’s principal occupations for the preceding five years are listed in the biographies above.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Trustee and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Trustee is to be elected as a trustee of Granite REIT or as a director of Granite GP.

Cease Trade Orders and Bankruptcies

To the knowledge of Granite, as at April 30, 2013, except as disclosed below, none of the Proposed Trustees or Proposed Directors (as defined below):

(a)	is or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Granite) that was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(i)	that was issued while the Proposed Trustee or Proposed Director, as applicable, was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	that was issued after the Proposed Trustee or Proposed Director, as applicable, ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is or has been in the last 10 years, a director or executive officer of any company (including Granite) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(d)	has been subject to:

(i)	any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

From on or about July 1, 2009 to December 31, 2010, Mr. Brody was a director of Rock U.S. Holdings Inc. and its subsidiary entities. During that period, two single-asset subsidiary entities, Rock New York (at 183 Madison Avenue) LLC and Rock New York (100-104 Fifth Avenue) LLC voluntarily filed for bankruptcy protection under U.S. bankruptcy legislation in the U.S. Bankruptcy Court of Delaware. The properties were sold through a court-approved pre-petition auction process.

From on or about September 18, 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. From on or about January 2004 to June 2004, Mr. Dey was a director of Atlas and a trustee of Atlas Income Trust. The Ontario Securities Commission (the “OSC”) issued a management cease trade order relating to any trading in securities of Atlas Income Trust as a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline. The order was made against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain officers and former officers of Atlas. The cease trade order related to conduct that occurred before Mr. Dey became a trustee of Atlas Income Trust and Mr. Voorheis and Mr. Dey became members of the board of directors of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its chief executive officer from April 2007 to June 2008. Mr. Voorheis agreed to join the Hollinger board at the request of a shareholder to deal with certain management misconduct. Prior to Mr. Voorheis’ involvement in Hollinger (on May 18, 2004), the OSC issued a temporary cease trade order that prohibited certain directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions, as a result of Hollinger’s failure to file financial statements on a timely basis as required under Ontario securities laws. On June 1, 2004, the OSC issued a management cease trade order (the “MCTO”) (later varied on March 8, 2005, August 10, 2005 and April 28, 2006). The April 28, 2006 variation added the then current directors and officers of Hollinger to the list of persons subject to the MCTO. The MCTO was later revoked on April 10, 2007 by an OSC order, after remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

On August 1, 2007, Hollinger obtained an initial order for creditor protection from the court under the Companies’ Creditors Arrangement Act (Canada) and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. The initial order and the U.S. proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 26, 2008, the Court approved an agreement (announced by Hollinger on May 14, 2008) between Hollinger and its two principal creditors addressing matters in dispute among those parties and which stated that Mr. Voorheis would be resigning as an officer and director of Hollinger. On June 17, 2008, Mr. Voorheis resigned as a director and officer of Hollinger. Hollinger’s Series II preference shares and the common shares are subject to a cease trader order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger’s determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008. Consequently, following June 30, 2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis and Mr. Dey were appointed directors of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis and Mr. Dey’s involvement with Coventree. The proceedings relate to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that this order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Coventree appealed the OSC order at the Ontario Divisional Court in late 2012. The appeal was dismissed by the Divisional Court in March 2013.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. On February 15, 2012, the liquidation plan commenced, a liquidator was appointed for the purposes of winding up Coventree’s affairs, Mr. Voorheis and Mr. Dey resigned as directors, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Election of Directors of Granite GP

Under the articles of Granite GP, the board of directors is to consist of a minimum of three directors and the board is authorized to determine the number of directors of Granite GP by resolution from time to time. The number of directors of Granite GP is currently set at seven, and accordingly seven persons are being nominated for election as directors of Granite GP at this time. The term of office of each currently-serving director expires at the time of the Meetings unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the articles of Granite GP.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as directors of the seven persons who are Proposed Trustees and whose names are set forth above under the heading “Election of Trustees of Granite REIT” (the “Proposed Directors”). See “Election of Trustees of Granite REIT” for details.

Each of the Proposed Directors are now and have been directors of Granite GP (and directors of its predecessor, Granite Co.) for the periods indicated in their biographical information set forth above. Management proxyholders will not vote for a greater number of persons than the number of nominees named in the form of proxy.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. Each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders of Granite GP, or until his/her respective successor is elected or appointed in accordance with applicable law and the articles of Granite GP.

The table in the section entitled “Election of Trustees of Granite REIT” sets forth information with respect to each of the seven Proposed Directors, including the number of securities of Granite REIT and Granite GP beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at April 30, 2013.

All of the current trustees and directors were elected as directors of Granite Co. by shareholders of Granite Co. at the last annual general and special meeting of Granite Co. held on June 13, 2012, and each of them was elected as a director of Granite GP and a trustee of Granite REIT on January 3, 2013 in connection with completion of the 2013 Arrangement. Each Proposed Director’s principal occupations for the preceding five years are listed in the biographies above.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Director and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of Granite GP or a trustee of Granite REIT.

Cease Trade Orders and Bankruptcies

See “Election of Trustees of Granite REIT—Cease Trade Orders and Bankruptcies” for details.

Re-Appointment of Auditor of Granite REIT

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the independent external auditor (the “Auditor”) of Granite REIT, based on the recommendation of the Audit Committee of Granite REIT and the board of trustees. Deloitte LLP was appointed as Auditor of Granite REIT, beginning with Granite REIT’s 2013 financial statements, on January 3, 2013 in connection with completion of the 2013 Arrangement, as disclosed in Granite Co.’s management information circular/proxy statement dated October 11, 2012. Previously, Ernst & Young LLP had been the auditor of Granite Co. since Granite Co.’s spin-out as a public company from Magna International Inc. on August 29, 2003, up to and including for the fiscal year ended December 31, 2012. Under the Granite REIT Declaration of Trust, the trustees have the authority to determine the Auditor’s remuneration.

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite REIT to hold office until the next annual meeting of unitholders of Granite REIT.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Re-Appointment of Auditor of Granite GP

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the Auditor of Granite GP, based on the recommendation of the Audit Committee of Granite GP and the board of directors. Deloitte LLP was appointed as Auditor of Granite GP, beginning with Granite GP’s 2013 financial statements, on January 3, 2013 in connection with completion of the 2013 Arrangement, as disclosed in Granite Co.’s management information circular/proxy statement dated October 11, 2012. Previously, Ernst & Young LLP had been the Auditor of Granite Co. since Granite Co.’s spin-out as a public company from Magna International Inc. on August 29, 2003, up to and including for the fiscal year ended December 31, 2012.

The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Deloitte LLP as the Auditor of Granite GP to hold office until the next annual general meeting of shareholders of Granite GP and for authorizing the directors to fix the Auditor’s remuneration.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Review and Consideration of Financial Statements

Management, on behalf of the trustees of Granite REIT and the directors of Granite GP, will submit to the Unitholders at the Meetings the consolidated financial statements of Granite Co. (the predecessor of Granite REIT and Granite GP) for the financial year ended December 31, 2012 and the report of Ernst & Young LLP, the then auditor of Granite Co., thereon, but no vote by the Unitholders with respect thereto is required or proposed to be taken. The consolidated financial statements and Ernst & Young LLP’s report are included in Granite’s 2012 annual report, which is available on Granite’s website at www.granitereit.com and on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Unless otherwise specified or the context otherwise indicates, in this Compensation Discussion and Analysis, (i) references to the “Board” refer to the Board of Directors of Granite GP and, for periods prior to completion of the 2013 Arrangement on January 3, 2013, the Board of Directors of its predecessor Granite Co., and (ii) references to the “Compensation Committee” refer to the Compensation Committee of the Board of Directors of Granite GP and, for periods prior to completion of the 2013 Arrangement on January 3, 2013, the Compensation Committee of the Board of Directors of its predecessor Granite Co.

The Board’s Compensation Committee is responsible for overseeing compensation for Granite’s Board and executive officers and making recommendations in respect thereof to the Board, consistent with Granite’s compensation philosophy and corporate governance objectives. The Compensation Committee executes its mandate in consultation with independent compensation consultants and Management. The Board, however, makes the ultimate decisions with respect to compensation upon consideration of the Compensation Committee’s recommendations.

The current Board took office on June 30, 2011, following the consummation in mid-2011 of a previous plan of arrangement of Granite Co. which led to the replacement of all of the previous directors (the “Board Transition”). The Compensation Committee, established shortly thereafter, initiated a review of Granite’s director and executive compensation programs as part of the Board’s broad review of Granite’s governance practices and policies. As a result of this review, the Board implemented changes to the compensation practices for directors and executive officers which it believed better aligned Board and Management interests with the long-term interests of Unitholders. In October 2011, the Board completed a strategic review and announced a strategic plan encompassing five key elements and objectives (the “Strategic Plan”). In 2012, the Compensation Committee revisited its compensation philosophy in the context of the Strategic Plan and adjusted Granite’s compensation philosophy and programs, which are described below.

Overview of Compensation Philosophy

Our current executive compensation philosophy is to provide competitive compensation to recruit and retain talented executives, and incentivize them to achieve Granite’s strategic and operational objectives, consistent with the best interests of Granite’s Unitholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to achievements, both organizational and individual.

The Compensation Committee and the Board exercise discretion in their annual assessment of Granite’s overall performance in relation to executive compensation and reward. In doing so, they take into account measures including, for 2012, relative total stock return, adjusted Funds From Operations (“FFO”)1 and weighted average lease term. The Compensation Committee and the Board recognize that the CEO has the greatest ability to influence Granite’s performance. The CEO’s assessment is therefore heavily tied to Granite’s overall performance assessment. The same overall performance assessment and measures are considered and significantly impact the assessments of each executive.

The Compensation Committee and the Board also assess individual executive performance. In assessing the CEO, the Board conducts a discretionary evaluation of his leadership and guidance,

[1]

For this purpose, Granite determined FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts (“NAREIT”), as adjusted for non-recurring costs substantially attributable to the conversion to a Real Estate Investment Trust. For 2012, FFO was calculated beginning with income from continuing operations, adding back depreciation and amortization and adding back (deducting) loss (gain) on disposal of real estate. See Granite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 for more information. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers.

organizational and investment strategy and its implementation, management of Granite’s lease portfolio and management of risk. For the other members of the executive team, the Compensation Committee and the Board assess each executive’s performance against individual objectives that recognize the executive’s key responsibilities and contributions toward Granite’s overall performance.

Consistent with this philosophy, the primary objectives of our executive compensation program are to:

•	recruit and retain talented, high-achieving executives who are dedicated to the success of our organization through the creation and protection of long-term Unitholder value;

•	incentivize executives to continually meet and exceed operating targets while promoting our long-term growth and advancing our strategic objectives; and

•

align executive interests with those of Unitholders by emphasizing “at-risk” compensation tied to our Stapled Unit price, and performance-based compensation that recognizes organizational and individual achievements that, in turn, create long-term Unitholder value.

Compensation Committee Mandate

The current members of the Compensation Committee are Peter Dey (Chair), Michael Brody, Barry Gilbertson and Gerald Miller. Each member of the Compensation Committee is independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices and the applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”). Messrs. Dey, Gilbertson and Miller were appointed to the Compensation Committee of Granite Co. when it was constituted by the Board of Granite Co. after the Board Transition, Mr. Brody was appointed to the Compensation Committee of Granite Co. on June 13, 2012, and each of them were appointed to the Compensation Committee of the Board of Granite GP on January 3, 2013 upon completion of the 2013 Arrangement. All of them have diverse experience which contributes to the Compensation Committee’s achievement of its objectives.

•

Mr. Dey is recognized as a leading figure in corporate governance matters in Canada, and has broad public company experience in senior executive roles and in serving on numerous public company boards and committees. Mr. Dey is also a member of the Compensation Committee of each of Goldcorp Inc. and Enablence Technologies Inc.

•

Mr. Brody offers experience and insight into compensation philosophy gained through his thirty years of experience in commercial real estate, having held senior executive roles in both the capital markets and property sectors.

•

Mr. Gilbertson brings to the Compensation Committee a breadth of perspective on compensation and governance matters gained from his experiences with a range of professional firms and organizations, as well as corporate and academic entities. Mr. Gilbertson is also a member of the Human Resources and Compensation Committee of RONA inc.

•	Mr. Miller possesses in-depth insight from his numerous roles at another Canadian public company.

As part of the review of our corporate governance practices and policies after the Board Transition, the Board of Granite Co. adopted new charters for all of its committees, including the Compensation Committee, and reviewed and re-approved each of them with minor amendments in March 2012. The Compensation Committee charter was amended to become the charter of the Compensation Committee of Granite GP on January 3, 2013 upon completion of the 2013 Arrangement and was further amended in May 2013.

The responsibilities of the Compensation Committee, as set forth in its charter, are that it shall:

(a)	at least annually, report to the Board concerning Granite’s approach to executive compensation;

(b)	review and approve organizational goals and objectives relevant to CEO compensation;

(c)	periodically evaluate the CEO’s performance in light of those organizational goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

(d)	periodically review and make recommendations to the Board with respect to the CEO’s position description;

(e)	review the recommendations to the Compensation Committee of the CEO respecting the appointment, compensation and other terms of employment of the Chief Financial Officer, executives reporting directly to the CEO and all other officers appointed by the Board and, if advisable, recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(f)	recommend to the Boards the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to trustees and directors;

(g)	review compensation disclosure before it is publicly disclosed including disclosure of the process undertaken by the Compensation Committee in its review and preparation of recommendations to the Board in respect of compensation;

(h)	review the terms and administration of Granite’s equity-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board; and

(i)	review and assess the adequacy of the Compensation Committee’s charter from time to time to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the Compensation Committee’s charter as are considered appropriate.

The Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. Before retaining such an advisor, the Compensation Committee shall consider the independence of such advisor, including any independence factors that it is required to consider by law or applicable stock exchange rules. Recommendations of the Compensation Committee and decisions of the Board respecting compensation for executives and Board members are, however, the responsibility of the Compensation Committee and the Board, and reflect factors and considerations in addition to the information and recommendations provided by any outside advisor.

Role of Management

Members of the executive team assist the Compensation Committee in executing its duties by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to organizational and individual objectives, and recent compensation trends and regulatory initiatives. Management also makes recommendations with respect to equity-based grants for eligible employees below the executive level.

The Compensation Committee also relies on the CEO to assist in its review of the performance of the other executives, which performance assessment affects both short-term and long-term incentive awards. Given the close working relationship of the CEO and other executives, the Compensation Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his compensation.

Role of Compensation Consultant

Starting in April 2011, prior to the Board Transition, the individuals who were then anticipated to become the Compensation Committee upon the Board Transition retained the services of Hugessen Consulting Inc. (“Hugessen”). The Compensation Committee subsequently mandated Hugessen to review and provide advice directly to the Compensation Committee on director and executive compensation and related questions. During 2011, Hugessen provided comments on director compensation and interim CEO compensation, reviewed the compensation of the CEO direct reports and assisted the Compensation Committee in establishing the terms of employment of the new CEO. In 2012, Hugessen reviewed the proposed long-term incentive plan (“LTIP”) for the CEO and other executives, the proposed short-term incentive plan (“STIP”) framework and the proposed performance measures that impact both the LTIP and

STIP. Hugessen also performed benchmarking of proposed 2012 executive compensation against the Comparator Group (as defined below) and additional real estate organizations and professional firms of interest, as requested by the Compensation Committee.

Executive Compensation — Related Fees: In aggregate, the fees paid to Hugessen in respect of 2012 totalled approximately $60,000 and in respect of 2011 totalled approximately $90,000. The Compensation Committee is satisfied that the advice received from Hugessen is objective and independent. Hugessen provides no other services to Granite and is directly retained and instructed by and reports to the Compensation Committee.

The recommendations of the Compensation Committee and the decisions of the Board are the responsibility of the Compensation Committee and Board and reflect factors and considerations in addition to the information and recommendations provided by Hugessen.

Benchmarking

As part of its evaluation of compensation alternatives for the CEO of Granite in November 2011, the Compensation Committee reviewed the CEO compensation of a peer group of similarly situated companies. Hugessen recommended and the Compensation Committee adopted a comparator group (the “Comparator Group”) consisting of the following entities, all of which are REITs listed on the Toronto Stock Exchange (“TSX”), headquartered in Canada and having a market capitalization between $0.6 and $3.6 billion. The Comparator Group was again referenced in Hugessen’s benchmarking of executive compensation in 2012.

• Canadian REIT	• Cominar REIT	• Northern Property Real
• Dundee REIT	• Allied Properties REIT	Estate Investment Trust
• Canadian Apartment	• Artis Real Estate	• CANMARC Real Estate
Properties REIT	Investment Trust	Investment Trust
• Primaris Retail Real Estate	• Chartwell Seniors Housing	• Extendicare REIT
Investment Trust	REIT
• Crombie Real Estate
Investment Trust

Elements of Executive Compensation

  Compensation of our executives includes the following components:

•	base salary;

•	STIP award;

•	LTIP award; and

•	other executive benefits and perquisites which do not amount to a material portion of overall compensation.

The Compensation Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide stable income, link a significant portion of our executives’ compensation to organizational and individual performance (which induces and rewards behaviour that creates long-term value for Unitholders) and encourage retention with time-based vesting attached to long-term equity-based incentives.

Non-CEO Named Executive Officers

Base Salary

The Compensation Committee believes that the base salaries of our executives must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill and experience of each executive. At the same time, having a base salary that is a relatively low portion of overall compensation reflects the emphasis on linking executive compensation to Granite’s performance and aligning it with the best interests of Granite’s Unitholders. Base salaries of our executives were initially set forth in each executive’s employment agreement. The Compensation Committee has recommended, and the Board has approved, increases to base salaries of certain executives when assessments of such executives have been superior.

For a discussion of base salaries and other compensation at the CEO level, see “CEO Compensation”.

STIP

Granite’s executive STIP consists of a performance-based annual cash bonus dependent upon the Board’s discretionary assessment of overall organizational and individual performance. This form of short-term incentive is intended to incentivize executive performance, promote the alignment of personal compensation with Granite’s performance and recognize the attainment of financial objectives and execution of strategic initiatives.

For 2012, the base target for STIP awards was 100% of base salary for Mr. Heslip, 75% of base salary for Mr. Forsayeth, and 50% of base salary for Mr. De Aragon, Ms. Tindale and Mr. Kumer, to a maximum of 150% of base salary for Mr. Heslip, 112.5% of base salary for Mr. Forsayeth and 75% of base salary for Mr. De Aragon, Ms. Tindale and Mr. Kumer, subject to Board discretion to increase or decrease awards above or below these amounts. In 2012, the Compensation Committee and the Board included consideration of the following key factors in the discretionary assessment of overall organizational performance (i) relative total stock return (total return versus S&P/TSX Capped REIT Index), (ii) FFO per share; and (iii) weighted average lease term. The targets for these measures were (i) to outperform the S&P/ TSX Capped REIT Index by 10%, (ii) adjusted FFO per share of C$2.59, and (iii) weighted average lease term of 4.7 years. The Board determined that for 2012, Granite’s overall organizational performance exceeded the Board’s expectations, including as measured by the above-listed factors.

The Compensation Committee and the Board also assessed the individual performance of each executive. For executives other than the CEO, this subjective assessment included consideration of leadership, team development, asset management, investment and financing strategy development and execution, public company governance, and execution of specific objectives such as Granite’s conversion to a Real Estate Investment Trust. The Board determined that for 2012, each of the executives were performing individually at or above expectations. The 2012 STIP awards for each executive are reflected in the “Summary Compensation Table”.

LTIP

Upon assuming office, the Board felt it was imperative to undertake an evaluation of long-term incentive alternatives, before committing to a formal LTIP. The Compensation Committee, in consultation with Hugessen, reviewed and considered different long-term incentive program features, including the use of time-vested stock options versus deferred units and appropriate levels of long-term incentive compensation. This review was conducted in the context of the overall review of compensation practices. Awards of deferred units which vested on June 30, 2012, were made to Mr. Forsayeth and Ms. Tindale in respect of their service commencing in the summer of 2011 after the Board Transition and continuing through the Strategic Plan development process. Thereafter, in consideration of recommendations from the Compensation Committee, together with Granite’s recently approved Strategic Plan, the Board approved an LTIP that contemplates annual deferred unit awards for all of Granite’s executive officers, starting in 2013. For these awards, the minimum value (at the time of grant) is $250,000 for Mr. Heslip, $100,000 for Mr. Forsayeth and Mr. De Aragon, and $50,000 for Ms. Tindale and Mr. Kumer, and the maximum value is $500,000 for Mr. Heslip, $200,000 for Mr. Forsayeth and Mr. De Aragon and $100,000 for Ms. Tindale and Mr. Kumer, subject to Board discretion. In making grants under the LTIP, it is anticipated that the Board will take into account the executive’s contribution to Granite assessed at the time the grant is made as well as his or her anticipated future contribution over the vesting period of the grant and other factors considered relevant by the Board.

A share unit is a notional unit which, depending on the terms of the share unit plan, is redeemable for either a company share (or, in Granite’s case, now a Stapled Unit) or a cash amount equal to the value of a company share (or, in Granite’s case, now a Stapled Unit) at a future date, and may be made subject to vesting and performance criteria. The Compensation Committee considered the advantages posed by share units, noting the following:

•

options that are not “in the money” have reduced effect as a retention tool (as holders will likely attribute no value to them) and as an incentive (in situations where the exercise price of the options is significantly greater than the share price and even relatively significant gains in the share price may not result in options being “in the money”); and

•

share units, which track the value of a common share (or, in Granite’s case, now a Stapled Unit), will have future value even as prices fluctuate, and therefore continue to serve as a retention tool even if there is a decline in the price.

Taking into account these factors, the Board, on the recommendation of the Compensation Committee, approved Granite Co.’s Executive Share Unit Plan and determined it was appropriate not to grant any further stock options.

In connection with the 2013 Arrangement, the Executive Share Unit Plan was amended in accordance with its terms to reflect and accommodate the new Stapled Unit structure of Granite REIT and Granite GP and renamed the Executive Deferred Stapled Unit Plan. In particular, rights to acquire Stapled Units or receive a payment based on the fair market value of the Stapled Units were substituted for the holders’ rights under outstanding units to acquire common shares of Granite Co. or a payment based on the value of such shares. In addition, the Executive Deferred Stapled Unit Plan was amended to provide that, following the completion of the 2013 Arrangement, the securities provided to holders of deferred units issued under the Plan in the future are Stapled Units rather than common shares of Granite Co. The Executive Deferred Stapled Unit Plan permits vesting and other conditions to be established by the Compensation Committee.

Description of the Executive Deferred Stapled Unit Plan

The following is a summary of the material features of the Executive Deferred Stapled Unit Plan.

Effective August 7, 2011, the Board of Granite Co. adopted the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), which is designed to provide equity-based compensation in the form of deferred stapled units (“Deferred Stapled Units”) to employees of Granite or any of Granite’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of Granite (the “Participants”) as determined by the Compensation Committee. The Executive Deferred Stapled Unit Plan was approved by the shareholders of Granite Co. at the annual general and special meeting held on June 13, 2012.

The Executive Deferred Stapled Unit Plan entitles a Participant to receive grants of Deferred Stapled Units (“Grants”), at the discretion of the Compensation Committee, in the form of performance units (each representing the right to receive one Stapled Unit or the market value thereof for each performance unit that vests as described below under “Vesting and Settlement”) (“PSUs”) or restricted units (each representing the right to receive one Stapled Unit or the market value thereof as described below under “Vesting and Settlement” and “Grant Terms”) (“RSUs”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the Compensation Committee.

Purposes of the Executive Deferred Stapled Unit Plan

The purposes of the Executive Deferred Stapled Unit Plan are to promote a further alignment of interests between employees and the Unitholders; to associate a portion of employees’ compensation with the returns achieved by Unitholders; and to recruit and retain employees with the knowledge, experience and expertise required by Granite.

Securities Issuable

Up to 1,000,000 Stapled Units may be issued under the Executive Deferred Stapled Unit Plan, representing approximately 2.1% of Granite’s outstanding Stapled Units as of April 30, 2013. As at April 30, 2013, 18,945 Stapled Units had been issued under settled RSUs, and 62,524 Stapled Units were issuable under outstanding RSUs, representing less than 0.1%, and 0.2%, respectively, of the number of outstanding Stapled Units. Accounting for RSUs previously settled, and assuming the settlement of all outstanding RSUs in Stapled Units, 918,531 Stapled Units remain available to be issued under the Executive Deferred Stapled Unit Plan as of April 30, 2013, representing approximately 2.0% of Granite’s outstanding Stapled Units as of April 30, 2013.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Stapled Units which would be greater than 1% of all Stapled Units outstanding. In addition: (i) the number of Stapled Units issuable to insiders of Granite at any time, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to any insiders, within any one year period, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units.

Vesting and Settlement

A Deferred Stapled Unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Stapled Units), in Stapled Units delivered from a trust established to acquire and hold Stapled Units purchased from third parties (a “Purchase Trust”) or in Stapled Units issued by Granite, or any combination thereof, as determined by the Compensation Committee. Market value for the purposes of settling a Deferred Stapled Unit in cash on any settlement date shall generally be based on the volume weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the settlement date. Vesting conditions in respect of a Grant are determined by the Compensation Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of Deferred Stapled Units included in a Grant at the time the Grant is made where a multiplier applies to such Deferred Stapled Units based on the extent to which such vesting conditions are met.

The Executive Deferred Stapled Unit Plan also provides for the accrual of dividend/distribution equivalent amounts based on dividends/distributions paid on the Stapled Units.

Grant Terms

The Compensation Committee determines the terms and conditions of Grants to any Participant, including, without limitation: the type of Deferred Stapled Unit; the number of RSUs or PSUs subject to a Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any Deferred Stapled Units granted, including terms relating to performance conditions to be met, conditions relating to continued service with Granite or its affiliate; any multiplier that may apply to Deferred Stapled Units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of Deferred Stapled Units that vest being more or less than the number of Deferred Stapled Units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any Deferred Stapled Unit will be waived or accelerated, without any further action by the Compensation Committee; the circumstances in which a Deferred Stapled Unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a Deferred Stapled Unit; whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a Deferred Stapled Unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a Deferred Stapled Unit have been satisfied or shall be waived or modified. The Executive Deferred Stapled Unit Plan provides that the number of Deferred Stapled Units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability events prior to the vesting date of any Grant, such Participant’s Deferred Stapled Units will thereupon become vested in an amount equal to the product of (i) the number of Deferred Stapled Units which have not previously vested plus any dividend/distribution equivalent Deferred Stapled Units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between (A) the first day of the relevant vesting period or, if the Deferred Stapled Units are subject to more than one vesting date in a single vesting period, the most recent vesting date that precedes the date of termination, death or disability and (B) the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months between the date determined for the purposes of clause (A), above, and the last day in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no Deferred Stapled Units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend/distribution equivalent Deferred Stapled Units in respect of such Deferred Stapled Units, shall vest, and all such Deferred Stapled Units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Deferred Stapled Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any Deferred Stapled Units.

Amendment of the Executive Deferred Stapled Unit Plan

The Executive Deferred Stapled Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Unitholders. Such changes could include accelerating the vesting of a Grant. Notwithstanding the foregoing, the Executive Deferred Stapled Unit Plan or any Grant may not be amended without Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding Deferred Stapled Units;

(b)	permit a Participant to transfer or assign Deferred Stapled Units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Stapled Units that may be issued to insiders above the restrictions contained in the Executive Deferred Stapled Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Deferred Stapled Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Deferred Stapled Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant, if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

Perquisites and Other Benefits

Perquisites and other benefits do not represent a significant portion of the overall compensation of our executives. The perquisites provided to the executives in 2012 included insurance benefits, health benefits and other customary executive perquisites.

CEO Compensation

The terms of Mr. Heslip’s compensation as CEO were initially determined through negotiation between himself and the Compensation Committee, which was guided by advice and benchmarking information provided by Hugessen, and set forth in his employment agreement.

Mr. Heslip’s annualized base salary was set at $500,000. Under the terms of his employment agreement, Mr. Heslip’s first annual STIP award was not payable until the first quarter of 2013 and is included in his 2012 compensation disclosed under “Summary Compensation Table”. The Board based its discretionary determination of Mr. Heslip’s 2012 STIP primarily on its assessment of Granite’s overall performance. In its assessment, the Board took into account organizational measures described in “Non-CEO Named Executive Officers — STIP” above and evaluated Mr. Heslip’s leadership and guidance, organizational and investment strategy and its implementation, management of Granite’s lease portfolio and management of risk.

In accordance with his employment agreement, in March 2012, Mr. Heslip received a one-time grant of RSUs valued at $400,0002 and, in satisfaction of one-half of his annual entitlement, RSUs valued at $250,000. Subject to the terms of the Executive Deferred Stapled Unit Plan, all of the RSUs granted to Mr. Heslip in March 2012 vest on the third anniversary of the grant date. The grant of the second half of Mr. Heslip’s contractual annual long-term incentive entitlement was deferred with Mr. Heslip’s consent pending the outcome of the Compensation Committee’s 2012 review of alternatives for performance-based long term incentives. In November 2012, having considered the Compensation Committee’s recommendations, the Board approved the grant of RSUs, valued at $250,000, in satisfaction of the second half of Mr. Heslip’s initial annual long term incentive award. Subject to the terms of the Executive Deferred Stapled Unit Plan, such RSUs vested one-third on December 31, 2012 and vest one-third on each of December 31, 2013 and December 31, 2014 respectively. Starting with Mr. Heslip’s 2013 long term incentive award and consistent with Granite’s LTIP grants for other executives, one-half of the quantum of Mr. Heslip’s annual $500,000 target RSU award will be a minimum award and additional awards will be determined by the Board as described above under “— Non-CEO Named Executive Officers — LTIP”.

Mr. Heslip receives the normal benefits and perquisites available to our executives consistent with those described above under “Non-CEO Named Executive Officers — Perquisites and Other Benefits.”

Stapled Unit Ownership Guidelines

Mr. Heslip’s employment agreement provides that he shall have five years from December 30, 2011 in which to acquire, directly or indirectly, ownership of or control and direction over Stapled Units (previously, shares in the capital of Granite Co.) (including through the ownership of RSUs) with either an aggregate market value or an aggregate cost to him equal to three times his annual base salary as at the date upon which Mr. Heslip asserts that he has complied with such requirement.

Employment Agreements

Each executive is party to an employment agreement with Granite. Such employment agreements establish their base salary and right to participate in our STIP, LTIP and benefit programs and provide for certain payments and benefits on their involuntary termination without cause.

Each executive is required by their respective employment agreements not to solicit officers, employees or agents of Granite for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. Each of Mr. Heslip’s, Mr. De Aragon’s and Mr. Kumer’s employment agreement also restricts him from engaging in certain activities that would be competitive with Granite’s business until the day that is six months after his period of active employment with Granite.

For amounts payable to executives on a change of control or the termination of their employment, see “Change of Control and Termination Benefits”.

Risks Associated with Compensation Policies and Practices

The Compensation Committee, in its review and ongoing revision of Granite’s compensation policies and practices, considers the potential risks associated with the adoption of such policies and practices. The Compensation Committee also considers specific risks associated with the adoption of particular

[2]	RSU values for Mr. Heslip cited in this paragraph are based on the grant date fair value determined in accordance with U.S. GAAP, without any adjustment for subsequent dividend-equivalent grants.

organizational and individual objectives under these policies and practices. The Compensation Committee reports regularly to the Board. In connection with its reviews of the risks associated with Granite’s compensation policies and practices, the Compensation Committee did not identify any risks arising from Granite’s compensation policies and practices that are reasonably likely to have a material adverse effect on Granite.

Purchases of Certain Financial Instruments by Executives and Directors

Granite’s trustees, directors and executives are prohibited under Granite’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the trustee, director or executive.

Performance Graph

The following graph compares the total cumulative Unitholders’ return (including dividends) until December 31, 2012 for $100 invested in Class A Subordinate Voting Shares of Granite Co. (as the shares then were) on December 31, 2007 with the cumulative return of the S&P/TSX Total Return Composite Index.

Cumulative Total Returns

Value of Cdn.$100 Invested on December 31, 2007

Fiscal Period End	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Granite REIT Stapled Units(1) (Cdn.$)	$100.00	$35.06	$52.32	$112.10	$138.19	$168.59
S&P/TSX Total Return Composite (Cdn.$)	$100.00	$67.00	$90.48	$106.41	$97.14	$104.13

(1)

Prior to June 30, 2011, the shares of Granite Co. traded as Class A Subordinate Voting Shares on the TSX and NYSE. Between June 30, 2011 and January 3, 2013, the shares of Granite Co. were common shares traded on the TSX and NYSE. Under the 2013 Arrangement, on January 3, 2013 all of the common shares of Granite Co. were exchanged for Stapled Units which began trading on the TSX and NYSE on January 4, 2013. Values herein represent total return with dividends reinvested.

The total cumulative return from December 31, 2007 to December 31, 2012 for $100 invested was $68.59, compared to $4.13 for the S&P/TSX Total Return Composite Index over the same period.

Granite has had significant changes in our management during the time period reflected in the above chart, particularly from and after mid-2011. Most of Granite’s current senior executive team commenced employment with Granite in mid-2011 or thereafter, after the Board Transition and the 2011 plan of arrangement of Granite Co. Accordingly, there are no meaningful comparisons between the 5-year trading price performance, shown above, and trends in executive compensation for the NEOs disclosed in this Circular.

Summary Compensation Table

The following tables provide information respecting compensation received in or in respect of the financial years ended December 31, 2012, 2011 and 2010 by each of Granite’s Named Executive Officers (“NEOs”). Unless indicated otherwise, all amounts were paid or are payable in Canadian dollars.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)

Thomas Heslip,(3)	2012	500,000	900,000	—	750,000	—	—	—	2,150,000
Chief Executive Officer	2011	37,879	—	—	—	—	—	—	37,879
	2010	—	—	—	—	—	—	—	—
Michael Forsayeth,(4)	2012	400,000	—	—	450,000	—	7,657	—	857,657
Chief Financial Officer	2011	166,667	200,000	—	200,000	—	—	—	566,667
	2010	—	—	—	—	—	—	—	—
John De Aragon,(5)	2012	338,333	400,000	—	246,000		4,000	—	988,333
Executive Vice-President,	2011	—	—	—	—	—	—	—	—
Real Estate Investment	2010	—	—	—	—	—	—	—	—
Jennifer Tindale,(6)	2012	340,434	—	—	262,500	—	7,657	—	610,591
Executive Vice-President,	2011	143,182	150,000	—	75,000	—	—	—	368,182
General Counsel	2010	—	—	—	—	—	—	—	—
Lorne Kumer,(7)	2012	315,430	—	—	243,750	—	7,657	—	566,837
Executive Vice-President,	2011	275,000	—	—	75,138	—	8,250	—	358,388
Real Estate Portfolio and	2010	275,000	—	—	60,000	—	8,250	—	343,250
Asset Management

Notes:

(1)	Share-based awards represent grants of RSUs under the Executive Deferred Stapled Unit Plan (formerly the Executive Share Unit Plan of Granite Co.), as determined by the Board. The value shown for these awards is the grant date fair value determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”), without any adjustment for subsequent dividend-equivalent grants.
(2)	Perquisites and other personal benefits for each Named Executive Officer did not exceed the lesser of Cdn.$50,000 or 10% of his or her respective total annual salary during 2010, 2011 or 2012.
(3)	Mr. Heslip was hired as Chief Executive Officer on December 1, 2011. On an annualized basis for 2011, Mr. Heslip’s base salary would have been $500,000.
(4)	Mr. Forsayeth was hired as Chief Financial Officer effective August 12, 2011. On an annualized basis for 2011, Mr. Forsayeth’s base salary would have been $400,000. His annual incentive plan award in 2011 was in accordance with his contractual bonus target.
(5)	Mr. De Aragon was hired as Executive Vice President, Real Estate Investment effective February 27, 2012. On an annualized basis for 2012, Mr. De Aragon’s base salary would have been $400,000.
(6)	Ms. Tindale was hired as Executive Vice President, General Counsel effective July 6, 2011. On an annualized basis for 2011, Ms. Tindale’s base salary would have been $300,000. Her annual incentive plan award in 2011 was in accordance with her contractual bonus target.
(7)	Mr. Kumer received a discretionary cash bonus for 2011. This bonus was determined by Granite’s CEO in recognition of Mr. Kumer’s contribution in his then position of Vice President, Real Estate. In 2010, annual incentive plans were discretionary, and Mr. Kumer’s award was determined by the previous Board.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2012 for each NEO.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards(1)					Share-Based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of Options vested (#)	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
Thomas Heslip,(5) Chief Executive Officer	—	—	—	—	—	24,038	900,223	89,955
Michael Forsayeth, Chief Financial Officer	—	—	—	—	—	—	—	—
John De Aragon,(5) Executive Vice- President, Real Estate Investment	—	—	—	—	—	11,836	443,258	—
Jennifer Tindale, Executive Vice- President, General Counsel	—	—	—	—	—	—	—	—
Lorne Kumer, Executive Vice- President, Real Estate Portfolio and Asset Management	10,000	14.54	November 12, 2019	10,000	232,200	—	—	—

Notes:

(1)	Common shares of Granite Co. are the only securities for which options were granted under Granite’s 2004 Stock Option Plan. Outstanding options were exchanged for options to acquire Stapled Units on equivalent terms in connection with the 2013 Arrangement on January 3, 2013.
(2)	Share-based awards represent entitlements under the Executive Deferred Stapled Unit Plan (formerly the Executive Share Unit Plan of Granite Co.). References to “shares” should be read as references to “Stapled Units”.
(3)	The indicated value is calculated by the difference between the closing market price of the common shares of Granite Co. on the TSX on December 31, 2012 of Cdn.$37.76 per share and the option exercise price multiplied by the number of unexercised options.
(4)	The indicated value is calculated by multiplying the five-day volume-weighted average trading price on the stock exchange on which the common shares of Granite Co. were most heavily traded for the five trading days preceding December 31, 2012 by the number of share units then outstanding.
(5)	In 2012 Mr. De Aragon received the following grants of deferred units under the Executive Deferred Stapled Unit Plan (formerly the Executive Share Unit Plan of Granite Co.): a grant of $200,000 of deferred units vesting on the third anniversary of the date of grant (March 21, 2012), and a grant of $200,000 of deferred units vesting equally as to one-third on each of the first, second and third anniversaries of the date of grant (March 21, 2012), in each case subject to the terms of the Executive Deferred Stapled Unit Plan. The terms of Mr. Heslip’s grants are described above under “ - CEO Compensation”.

Value Vested or Earned During the Year

The following table provides information regarding all option-based or share-based awards that have vested, and all non-equity incentive plan compensation earned, during the fiscal year ended December 31, 2012.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Thomas Heslip, Chief Executive Officer	—	90,763	750,000
Michael Forsayeth, Chief Financial Officer	—	283,670	450,000
John De Aragon, Executive Vice-President, Real Estate Investment	—	—	246,000
Jennifer Tindale, Executive Vice-President, General Counsel	—	212,753	262,500
Lorne Kumer, Executive Vice-President, Real Estate Portfolio and Asset Management	—	—	243,750

Notes:

(1)	Calculated by multiplying the five-day volume-weighted average trading price on the stock exchange on which the common shares of Granite Co. most heavily traded for the five trading days preceding the vesting date by the number of share units outstanding.

Change of Control and Termination Benefits

Change of Control Benefits

The change of control provisions set out in the employment agreement for Mr. Heslip provide that should (a) Mr. Heslip’s employment be terminated by Granite without cause or (b) Mr. Heslip terminate his employment for Good Reason, in either case in the twelve month period following a Change of Control, or (c) Mr. Heslip terminates his employment for any reason during the 30-day period commencing 6 months following a Change of Control, then Mr. Heslip will be entitled to receive a payment equal to the sum of two times his base annual salary and two times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs. Further, Mr. Heslip’s then outstanding RSUs or other unvested equity based compensation will immediately vest. For the foregoing purposes, a “Change of Control” is generally defined as (i) the acquisition of control in law of Granite by a third party, or (ii) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties, and, as a result of either (i) or (ii), Mr. Heslip ceases to be employed as the chief executive officer of a widely-held public issuer, reporting to the Board; and “Good Reason” means any event that would constitute constructive dismissal under Canadian law.

The change of control provisions set out in the employment agreements for Mr. Forsayeth and Ms. Tindale provide that in the event of a “Change of Control” (generally defined as (a) the acquisition of control in law of Granite by a third party, or (b) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties), if the relevant NEO terminates his or her employment, or if Granite terminates the relevant NEO’s employment, in each case during the six month period prior to the public announcement of the Change of Control (assuming that Granite has knowledge of the potential Change of Control) or in the twelve month period following the Change of Control, he or she will be entitled to receive a retiring allowance equal to 24 months (in the case of Mr. Forsayeth) or 18 months (in the case of Ms. Tindale) of “Total Compensation” (defined as (i) payment in lieu of base salary, (ii) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the executive’s target bonus at the time of termination, and (iii) $200,000 (in the case of Mr. Forsayeth) or $150,000 (in the case of Ms. Tindale) in lieu of foregone annual equity compensation awards), all unvested RSUs or other unvested equity based compensation will accelerate and vest, and subject to certain exceptions Granite will continue the executive’s benefit coverage during the 24- or 18-month period, as the case may be.

The change of control provisions set out in the employment agreement for Mr. De Aragon provide that should (a) Mr. De Aragon’s employment be terminated by Granite without cause or (b) Mr. De Aragon terminate his employment for Good Reason, in either case in the six month period prior to, or the twelve month period following a Change of Control, then Mr. De Aragon will be entitled to receive a payment equal to the sum of two times his base annual salary and two times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs. In the event of such a termination, Mr. De Aragon’s then outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan). For the foregoing purposes, a “Change of Control” is generally defined as (i) the acquisition of control in law of Granite by a third party, or (ii) the sale, transfer or other disposition of all or substantially all of the assets of Granite to one or more third parties; and “Good Reason” means any event that would constitute constructive dismissal under Canadian law.

The change of control provisions set out in the employment agreement for Mr. Kumer (which was entered into after December 31, 2012) are the same as those for Mr. De Aragon, described above, except that in the event of certain employment terminations (described below) prior to June 30, 2013, the change of control provisions set out in Mr. Kumer’s previous employment agreement (the “Previous Change of Control Provisions”) will apply. The Previous Change of Control Provisions provide for the payment by Granite, or any successor entity, of two times the Retiring Allowance for the applicable Retiring Allowance Period ending prior to the date of termination if Mr. Kumer is terminated: (a) by Granite (except for cause); or (b) by the employee for Good Reason, in either case within two years after any transaction that results in Frank Stronach, or his affiliates or associates, ceasing to be the beneficial holder of, or ceasing to exercise control or direction over, securities of Granite representing more than 50% of the votes attaching to Granite’s outstanding voting securities. “Retiring Allowance” means an amount equal to the employee’s base salary and discretionary bonus for the Retiring Allowance Period (less statutorily required deductions) payable in a lump sum on the day of termination. “Retiring Allowance Period” means the twelve months ending immediately prior to the day of termination. “Good Reason” means termination of employment by Mr. Kumer following any of the following events: (a) a reduction in current compensation; (b) reporting to someone less senior than the then-current report (being Granite’s Chief Operating Officer); or (c) relocation of 35 kilometers or more of the then-current place of work (other than a relocation within the City of Toronto). The 2011 plan of arrangement of Granite Co., completed on June 30, 2011, was a transaction that would trigger the above Previous Change of Control Provisions if Mr. Kumer’s employment is terminated as described above prior to June 30, 2013.

As at December 31, 2012, the amount payable by Granite, or any successor entity, if Mr. Heslip, Mr. Forsayeth, Ms. Tindale or Mr. De Aragon was terminated (except for cause) in connection with a “Change of Control” as described above would be: $2,000,000 (in the case of Mr. Heslip), $1,800,000 (in the case of Mr. Forsayeth), $1,012,500 (in the case of Ms. Tindale) and $1,200,000 (in the case of Mr. De Aragon). As at December 31, 2012, the amount payable by Granite, or any successor entity, under the Previous Change of Control Provisions if Mr. Kumer was terminated (except for cause) within two years of the completion of the 2011 plan of arrangement would be $1,118,360, and as at April 30, 2013, the amount payable by Granite, or any successor entity, if Mr. Kumer was otherwise terminated (except for cause) in connection with a “Change of Control” as described above would be $975,000.

Termination Benefits

Mr. Heslip’s employment contract provides that his employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid salary and a prorated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) payments (in equal monthly instalments commencing within 30 days after the termination of employment) by way of salary continuation to a maximum equal to the sum of 1.5 times his base annual salary and 1.5 times the amount of his annual cash performance bonus target for the year in which the termination of his employment occurs (provided that if Mr. Heslip engages in alternative employment at any time during the period of 18 months following his termination (the “CEO Severance Period”), Granite will cease paying salary continuation and cash performance bonus payments effective the first day on which Mr. Heslip commences alternative employment, will calculate the amount of salary and cash performance bonus that would have been paid to Mr. Heslip during the balance of the CEO Severance Period, and will arrange for the payment to Mr. Heslip of one-half of that amount, subject to all necessary deductions), (iii) continued participation in Granite’s benefit plans until the earlier of the expiry of the CEO Severance Period or the date Mr. Heslip commences alternative employment, and (iv) Mr. Heslip’s then outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan). Mr. Heslip may resign upon between 45 and 60 days’ notice, in which case Granite will have the right to elect to pay him his base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if Granite so elects, Mr. Heslip’s employment shall terminate immediately upon such payment. In this event, Granite shall pay Mr. Heslip a pro rata portion of his annual target performance bonus and all unvested RSUs and PSUs will be forfeited and cancelled, subject to certain exceptions.

Mr. Forsayeth’s and Ms. Tindale’s employment contracts provide that their respective employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid wages and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) a retiring allowance (in a lump sum within 30 days after the termination of employment) equal to 24 months (in the case of Mr. Forsayeth) or 18 months (in the case of Ms. Tindale) (each, in this paragraph, a “Severance Period”) of (a) payment in lieu of base salary, (b) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the NEO’s target bonus at the time of termination, and (c) the sum of $200,000 (in the case of Mr. Forsayeth) or $150,000 (in the case of Ms. Tindale) in lieu of foregone annual equity compensation awards, (iii) continued participation in (or payment in lieu of) Granite’s benefit plans until the expiry of the applicable Severance Period, and (iv) the NEO’s unvested RSUs (or other unvested equity based compensation) will accelerate and vest on the date of termination, and the NEO will have a minimum of 60 clear days to exercise such equity based compensation. If Mr. Forsayeth or Ms. Tindale resigns for any event that could constitute constructive dismissal under Canadian law, such resigning NEO will be entitled to all of the compensation and benefits described above in this paragraph. Additionally, each of Mr. Forsayeth and Ms. Tindale may resign upon 45 days’ notice, in which case Granite will have the right to elect to pay such resigning NEO his or her base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if Granite so elects, such resigning NEO’s employment shall terminate immediately upon such payment. In this event, Granite shall pay such resigning NEO a pro rata portion of his or her annual target performance bonus and all unvested RSUs shall vest pro rated based on the number of days of employment in each vesting period.

Mr. De Aragon’s employment contract provides that his employment may be terminated by Granite by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid salary and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) payments (in equal monthly instalments commencing within 30 days after the termination of employment) by way of salary continuation to a maximum equal to the sum of 1.5 times his base annual salary and 1.5 times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs (provided that if Mr. De Aragon engages in alternative employment at any time during the period of 18 months following his termination (for purposes of this paragraph, the “Other NEO Severance Period”), Granite will cease paying salary continuation and cash performance bonus payments effective the first day on which Mr. De Aragon commences alternative employment, will calculate the amount of salary and cash performance bonus that would have been paid to Mr. De Aragon during the balance of the Other NEO Severance Period, and will arrange for the payment to Mr. De Aragon of one-half of that amount, subject to all necessary deductions), (iii) continued participation in Granite’s benefit plans until the earlier of the expiry of the Other NEO Severance Period or the date Mr. De Aragon commences alternative employment, and (iv) Mr. De Aragon’s then outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan). Mr. De Aragon may resign upon between 45 and 60 days’ notice, in which case Granite will have the right to elect to pay him his base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if Granite so elects, Mr. De Aragon’s employment shall terminate immediately upon such payment. In this event, Granite shall pay Mr. De Aragon a pro rata portion of his annual target performance bonus and all unvested RSUs and PSUs will be forfeited and cancelled.

The termination and resignation provisions of Mr. Kumer’s employment contract are the same as those of Mr. De Aragon, described above (except in the case of a termination of employment without cause prior to June 30, 2013 or a resignation by Mr. Kumer, in each case to which the Previous Change of Control Provisions would apply, as described above).

The following table provides details regarding the estimated incremental payments to each of the NEOs assuming termination (without cause) on December 31, 2012 (assuming, in the case of Mr. Kumer, that his current employment agreement had been in place at that time).

Name	Estimated Payment
Thomas Heslip, Chief Executive Officer	$1,500,000
Michael Forsayeth, Chief Financial Officer	$1,600,000
John De Aragon, Executive Vice-President, Real Estate Investment	$900,000
Jennifer Tindale, Executive Vice-President, General Counsel	$1,012,500
Lorne Kumer,(1) Executive Vice-President, Real Estate Portfolio and Asset Management	$731,250

Notes:

(1)	As noted above, as at December 31, 2012, the Previous Change of Control Provisions set out in the previous employment agreement of Mr. Kumer provide that the amount payable by Granite, or any successor entity, if Mr. Kumer was terminated (except for cause) within two years of the completion of the 2011 plan of arrangement of Granite Co. would be $1,118,360.

Trustee/Director Compensation

Our Board has approved a trustee and director compensation program that rewards non-executive trustees and directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to Granite matters. Further, the program emphasizes the alignment of Directors with the interests of our Stapled Unitholders by having grants of deferred share units compose at least one-half of the annual Board retainer. Following completion of the 2013 Arrangement, this compensation covers activities both as a trustee of Granite REIT and as a director of Granite GP.

The compensation arrangements for the Directors include a combination of cash retainers, equity-based retainers payable in deferred share units (“DSUs”) and travel fees. The amounts of such retainers and fees payable for a year of service between annual general meetings on the Board and regular Board committees, effective as at December 31, 2012 are described below.

Position	Annual cash compensation	Value of DSU grant(1)
Chairman	$150,000	$150,000
Vice-chairman	$100,000	$100,000
Director-at-large	$62,500	$62,500
Audit Committee Chair	$75,000	—
Corporate Governance and Nominating Committee Chair; Compensation Committee Chair and Real Estate Investment Committee Chair	$30,000	—
Audit Committee member-at-large	$37,500	—
Corporate Governance and Nominating Committee member-at-large; Compensation Committee member-at-large and Real Estate Investment Committee member-at-large	$15,000	—
Travel fee per meeting	$3,000	—
Travel expenses per meeting	Reimbursed in accordance with company policy

Notes:

(1)	DSU grants, with the exception of special one-time awards, are granted quarterly in arrears.

The amounts of the retainers and fees approved for the Directors were determined by the Board upon the recommendation of the Compensation Committee in consultation with Hugessen. The Compensation Committee believes the amount of compensation is appropriate in light of the time and effort required from the Directors.

Director Compensation Table

The following table provides information regarding compensation paid to the Directors during the financial year ended December 31, 2012.

Name(1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)
Michael Brody	62,590	117,646	—	—	—	—	180,236
Peter Dey	3,000	260,013	—	—	—	—	263,013
Barry Gilbertson	81,326	133,710	—	—	—	—	215,036
Gerald Miller	158,000	72,196	—	—	—	—	230,196
Scott Oran	78,351	130,708	—	—	—	—	209,059
Wesley Voorheis	3,000	356,844	—	—	—	—	359,844

Notes:

(1)	Mr. Heslip was a director of Granite Co., is a director of Granite GP and a trustee of Granite REIT, and is also a Named Executive Officer, and his compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.
(2)

Effective November 3, 2003, Granite Co. established a deferred share unit plan for non-employee directors. In connection with the 2013 Arrangement, Granite GP adopted a similar non-employee directors’ deferred unit plan and Granite Co.’s plan was amended (these plans, collectively, the “Director Plans”). The Director Plans provide for a deferral of up to 100% of each outside director’s total annual cash remuneration from Granite Co. and Granite GP, at specified levels elected by each director, until such director ceases to be a director (or officer or employee) of Granite Co. or Granite GP, as applicable, or of any affiliate of Granite Co. or Granite GP, as applicable, for any reason. The amounts deferred are reflected in notional DSUs whose value in the case of DSUs credited under the Granite Co. plan prior to January 3, 2013 depended on the fair market value of the Granite Co. common shares, and whose value under both Director Plans from and after January 3, 2013 depends on the fair market value of preferred shares of Granite Co. Based on the terms of the Granite Co. preferred shares, it is expected that the fair market value of those shares will generally track the value of Stapled Units. The value of a DSU will appreciate or depreciate with changes in the value of these preferred shares. The Director Plans also take into account any distributions paid on the Stapled Units from and after January 3, 2013, in that they provide for the crediting of additional DSUs to participating directors’ accounts in respect of such distributions. Similarly, prior to January 3, 2013, the Granite Co. directors’ deferred share unit plan provided for the crediting of additional DSUs in respect of dividends paid on the common shares of Granite Co. The Director Plans also allow for discretionary grants of DSUs in addition to the DSUs credited to a director pursuant to his or her election to defer their remuneration as described above. Under the Director Plans, when a director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued DSUs, which, in turn, depends on the value of the Granite Co. preferred shares at that time, net of withholding taxes. As such, the vesting concept is inapplicable.
(3)	None of the directors of Granite participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with retirement.

Director Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table lists all share-based awards that are outstanding as of December 31, 2012 which have been made by Granite or one of its subsidiaries to the non-executive Directors. There are no option-based awards outstanding as of December 31, 2012 for non-executive Directors.

	Share-Based Awards
Name(1)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Michael Brody	7,406	277,355
Peter Dey	12,088	452,696
Barry Gilbertson	7,860	294,357
Gerald Miller	6,121	229,231
Scott Oran	7,778	291,286
Wesley Voorheis	19,711	738,177

Notes:

(1)	Mr. Heslip was a director of Granite Co., is a director of Granite GP and a trustee of Granite REIT, and is also a Named Executive Officer, and his compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.
(2)	This figure represents or applies to all DSUs held by the director as of December 31, 2012. As noted under “Director Compensation — Director Compensation Table”, under the Director Plans, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued DSUs, net of withholding taxes. DSUs are fully ‘‘vested’’ upon being credited to a director’s account. ‘‘Vested’’ in this context means no longer subject to forfeiture. Directors do not have a right to receive payment until they leave the Board. DSUs are rounded to the nearest single unit. In the case of DSUs, as at December 31, 2012, the indicated value is calculated by multiplying: (a) the volume weighted average trading price on the stock exchange on which the common shares of Granite Co. were most heavily traded for the five trading days preceding December 31, 2012 by (b) the number of DSUs then outstanding.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

No option-based or share-based awards vested, and no non-equity incentive plan compensation was earned, during the fiscal year ended December 31, 2012 for our non-executive directors.

Equity Compensation Plan Information

The following table provides information on Granite’s equity compensation plans as at December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options or upon settlement of share units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options or upon settlement of share units)
Equity compensation plan approved by security holders(1)	205,000	$32.01	1,886,544
Equity compensation plan approved by security holders(2)	38,276	n/a	961,724
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	243,276	n/a	2,848,268

Notes:

(1)	Consists of the Stock Option Plan. No options were issued under the Stock Option Plan during 2011 or 2012. Granite no longer grants stock options under the Stock Option Plan.
(2)	Consists of the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), a description of which may be found under “Statement of Executive Compensation — Compensation Discussion and Analysis — Non-CEO Named Executive Officers — LTIP”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 30, 2013, there was no indebtedness owing to Granite or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, directors, trustees or employees of Granite or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2012 was, a director or executive officer of Granite Co., no proposed nominee for election as a director of Granite GP or a trustee of Granite REIT, and no associate of any such director, trustee, executive officer or proposed nominee (i) is, or at any time since January 1, 2012 has been, indebted to Granite or any of its subsidiaries under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness, excluding routine indebtedness, that is, or at any time since January 1, 2012 has been, the subject of a guarantee, support agreement letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries under a securities purchase program or any other program.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Granite, except as otherwise described below, as at April 30, 2013, no director or officer of Granite, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Granite or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of Granite, any Proposed Director or Proposed Trustee, nor any of their respective associates: (a) has had a direct or indirect material interest in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction that has materially affected or will materially affect Granite or any of its subsidiaries; or (b) has any material interest in any matter to be acted upon at the Meeting other than the election of directors of Granite GP and trustees of Granite REIT.

MANAGEMENT CONTRACTS

During Granite Co.’s most recently completed financial year, no management functions of Granite Co. or any subsidiary of Granite Co. were to any substantial degree performed by a person or company other than the directors or executive officers of Granite Co.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Granite has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Boards of Granite GP and Granite REIT function independently of Management. The following describes Granite’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

Granite is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the NYSE and SEC. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the guidelines contained in National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”).

After it took office in June 2011, the Granite Co. Board conducted a broad review of Granite’s corporate governance. During the second half of 2011, as a consequence of this review, the Granite Co. Board adopted a revised Board of Directors Charter, a revised Audit Committee Charter, a Compensation Committee Charter, a Corporate Governance and Nominating Committee Charter, as well as a revised version of each of the following policies: Corporate Disclosure Policy, Insider Trading and Blackout Policy, Code of Conduct and Ethics and Internal Reporting Procedures. The Granite Co. Board also adopted an Anti-Bribery Policy and, in August 2012, formed a Real Estate Investment Committee and adopted a charter for that committee.

On January 3, 2013, in connection with completion of the 2013 Arrangement, the charters and policies of Granite Co. were approved and adopted by the Boards of Granite REIT and/or Granite GP, as applicable, with such changes as were reasonably required to apply to the Stapled Unit structure, including having regard to Granite REIT’s status as a mutual fund trust and as limited partner of Granite LP. These policies are posted on our website, www.granitereit.com. Our website also contains information on Granite’s compliance with the NYSE’s corporate governance standards. Management, the Corporate Governance and Nominating Committee of the Board of Granite GP and the Boards will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to Granite’s corporate governance structures and procedures as required from time to time.

In this Statement of Corporate Governance Practices Section, references to the “Board“or“Boards” refer to the board of trustees of Granite REIT and/or the board of directors of Granite GP, as applicable, and references to the “Granite Co. Board” refer to the board of directors of their predecessor, Granite Co.

National Policy 58-201 Guidelines

The following is a statement of Granite’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Board of Trustees of Granite REIT and Board of Directors of Granite GP

The Board of Trustees of Granite REIT and the Board of Directors of Granite GP are comprised of the same seven individuals. It is the policy of Granite that a majority of Board members be “independent” (as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Boards have considered the circumstances of each of their current members and have concluded that six of such members (Messrs. Voorheis, Brody, Dey, Gilbertson, Miller and Oran) are “independent” based on the applicable tests. In reaching this conclusion, the Boards determined that each such trustee or director is free from any direct or indirect material relationship — being a relationship which could reasonably interfere with the trustee’s or director’s independent judgment — with Granite. Mr. Thomas Heslip, the Chief Executive Officer of Granite REIT and Granite GP, is a member of Management and, as a result, not an independent director. Mr. Voorheis is currently the chairman of each of the Boards (the “Chairman”), and Mr. Dey is currently the vice-chairman of each of the Boards.

The Boards are committed to facilitating open and candid discussion among their independent trustees and directors. An in camera session of independent directors is scheduled at each Board meeting to provide the independent trustees and directors the opportunity to discuss matters without management present. At seven out of the nine Granite Co. Board meetings held in 2012, the independent Board members availed themselves of this opportunity and convened an in camera session of independent directors. Meetings of independent trustees and directors are also separately called as necessary. Granite believes that the current Board size facilitates direct and immediate communication among independent trustees and directors (and between such trustees and directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Granite Co. Board held a total of nine meetings in 2012. The attendance record of each director and the names of any reporting issuer a Granite trustee or director is also a director of are detailed above under “Matters to be Acted Upon at the Meetings — Election of Trustees of Granite REIT”.

Majority Voting Policy

Upon the recommendation of the Corporate Governance and Nominating Committee, the Boards have adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for election as a trustee of Granite REIT or a director of Granite GP shall promptly tender his or her resignation to the Boards if, in an uncontested election, such nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election. The Majority Voting Policy provides that the Corporate Governance and Nominating Committee will promptly consider any such resignation offer and recommend to the Boards the action to be taken with respect thereto and that in considering a tendered resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant to the best interest of Granite. The Majority Voting Policy further provides that the Boards will consider the Corporate Governance and Nominating Committee’s recommendation and will, in doing so, consider all factors considered by the Corporate Governance and Nominating Committee and such additional information and factors that the Boards consider to be relevant. Following the applicable Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer.

Board Mandates

Granite REIT

In general, the Board of Granite REIT is responsible for the stewardship of Granite REIT (which is a limited partner of Granite LP, the principal subsidiary of Granite). As a limited partner of Granite LP, the activities of the Board of Granite REIT are more limited than those of the Board of Granite GP. The Board oversees the affairs of Granite REIT and establishes and approves overall policies for Granite REIT as required. The Board operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “A” to this Circular), as well as the Granite REIT Declaration of Trust and applicable law. According to its charter, the Board of Granite REIT bears principal responsibility for, among other things:

•	reviewing reports of the Corporate Governance and Nominating Committee from time to time concerning Granite REIT’s approach to governance;

•	reviewing Granite REIT’s disclosure policy and compliance with it periodically, and approving any material amendments to the policy;

•	communicating with Unitholders through approving an annual report, annual information form, quarterly interim reports and periodic press releases; and

•	appointing an audit committee and other committees of the Board as considered appropriate from time to time.

Granite GP

In general, the Board of Granite GP is responsible for the stewardship of Granite GP (which acts as general partner of Granite LP, the principal subsidiary of Granite) and the establishment of Granite’s strategic direction. The Board oversees the business and affairs of Granite GP and the day to day conduct of business by Management, establishes and approves overall corporate policies as required and involves itself jointly with Management in pursuing the creation of Unitholder value and preserving and protecting Granite’s assets. The Board operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “B” to this Circular), as well as Granite GP’s articles and applicable law. According to its charter, the Board of Granite GP bears principal responsibility for, among other things:

•	reviewing reports of the Corporate Governance and Nominating Committee from time to time concerning Granite GP’s approach to governance;

•	reviewing Granite GP’s disclosure policy and compliance with it periodically, and approving any material amendments to the policy;

•	communicating with Unitholders through approving an annual report, annual information form, quarterly interim reports and periodic press releases;

•	appointing an audit committee and other committees of the Board as considered appropriate from time to time;

•

periodically reviewing and, if advisable, approving Granite’s strategic planning process and Granite’s strategic plan; in discharging this responsibility, the Board shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

•

periodically reviewing and, if advisable, approving Granite’s business and capital plans as well as policies and processes generated by Management relating to the authorization of major investments and significant allocation of capital;

•	periodically reviewing reports of the Compensation Committee concerning Granite’s approach to executive compensation; and

•	reviewing reports provided by the Audit Committee of principal risks associated with Granite’s business and operations and the systems implemented to manage these risks.

Position Descriptions

Chairman of the Board

Each of the Boards has developed a written position description for the Chairman of the Board. The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chair will be responsible for:

•	providing leadership to foster the effectiveness of the Board;

•	ensuring there is an effective relationship between the Board and the executive team, including by acting as a liaison between the Board and the executive team;

•	acting as an advisor to the executive team in matters concerning the interests of Granite;

•	ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointment to such committees;

•	in consultation with the other members of the Board and the Chief Executive Officer, preparing the agenda for each meeting of the Board;

•	ensuring that directors or trustees receive the information required for the proper performance of their duties, including information relevant to each meeting of the Boards;

•

chairing Board meetings and sessions of independent directors or trustees, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors or trustees, and confirming that decisions are reached and accurately recorded;

•	chairing all shareholder and unitholder general meetings;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Boards as a whole, the Boards’ committees and individual directors or trustees, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•	consulting with the Corporate Governance and Nominating Committee on candidates for nomination or appointment to the Boards;

•

working with the Chief Executive Officer to ensure that each Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the Chief Executive Officer any issues that are preventing the Board from being able to carry out its responsibilities; and

•	providing additional services required by the Boards.

Chair of Each Board Committee

Position descriptions for the chairs of the Audit Committee of each Board, the Compensation Committee of the Board of Granite GP, the Corporate Governance and Nominating Committee of the Board of Granite GP and the Real Estate Investment Committee of the Board of Granite GP which set out the key responsibilities of each chair of these committees have also been approved by the applicable Boards. Each chair is an independent director or trustee and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of his or her particular committee. In fulfilling his or her duties, the chairs of each committee are responsible for:

•	providing leadership to foster the effectiveness of their respective committees;

•	ensuring there is an effective relationship between the applicable Board(s) and the committee;

•	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

•

ensuring that an appropriate charter for the committee is in effect and assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to such committee’s charter;

•	taking the principal initiative in scheduling meetings of the committee;

•	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

•	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

•

chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•

working with the Chief Executive Officer to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the Chief Executive Officer any issues that are preventing the committee from being able to carry out its responsibilities; and

•	providing additional services required by the Board and the committee.

Chief Executive Officer

The Boards have developed a written position description and mandate for the Chief Executive Officer. The Chief Executive Officer is primarily responsible for the overall management of the business and affairs of Granite REIT and Granite GP. In this capacity, the Chief Executive Officer shall establish the strategic and operational priorities of Granite and provide leadership for the effective overall management of Granite. The Chief Executive Officer is directly responsible to the Unitholders, through the Boards, for all activities of Granite.

In fulfilling his or her duties, the Chief Executive Officer will be responsible for:

•	developing for the Granite GP Board’s approval a long-term strategy and vision for Granite that is consistent with creating securityholder value;

•	developing for the Granite GP Board’s approval annual business plans and budgets that support Granite’s long-term strategy;

•	consistently striving to achieve Granite’s short and long-term financial and operating goals and objectives;

•	providing leadership and vision, maintaining a high level of employee morale and incentive, with a view to ensuring the implementation of Granite’s strategy;

•	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

•	developing and incentivizing the executive officers of Granite and providing overall management to ensure the effectiveness of the leadership team;

•	ensuring that succession plans are in place for Granite;

•	serving as Granite’s chief spokesperson and ambassador;

•

ensuring compliance by Granite with all applicable laws, rules and regulations, as well as Granite’s Code of Conduct and Ethics and any other policies of the Board of Granite GP or the Board of Granite REIT in effect from time to time; and

•

ensuring that each of the Board of Granite GP and the Board of Granite REIT remains fully informed through direct communication with the Chairman of such Boards for all significant matters, and dealing with such Boards in a manner that ensures that such Boards are able to provide the best counsel and advice possible.

Orientation and Continuing Education

Granite ensures that new Board members are provided with a basic understanding of Granite’s business, the role of the Boards, their committees and their trustees and directors to assist them in contributing effectively to the Boards. This is accomplished in part through the provision of access to an online trustee/director resource centre containing comprehensive trustee/director orientation information. This online trustee/director resource centre is also periodically updated with publications and other information relevant to the continuing education of the trustees and directors of Granite. Board members routinely engage in discussions with executives, periodically participate in site visits to certain of our properties in both North America and Europe and engage in educational sessions with experts that are relevant to Granite’s business and the environment in which it operates.

The Corporate Governance and Nominating Committee of the Board of Granite GP is responsible for reviewing, monitoring and making recommendations regarding trustee and director orientation and the ongoing development of existing trustees and directors.

Ethical Business Conduct

The Boards have adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and trustees and directors. A copy of the Code of Conduct is posted on our website, www.granitereit.com, and will be sent free of charge to any person upon request in writing addressed to the Secretary at Granite’s principal executive offices set out in this Circular. The Corporate Governance and Nominating Committee of the Board of Granite GP is charged with monitoring conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee(s) and will be publicly disclosed if required by applicable law, rules and regulations.

In order to ensure compliance with the Code of Conduct, employees of Granite who become aware of a violation of the Code of Conduct by others within Granite or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which Granite has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Boards have also adopted an Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of Granite’s securities, with which all officers, trustees, directors and employees of Granite and its subsidiaries are expected to comply and a Disclosure Policy to ensure that communications to the public regarding Granite are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The Boards have also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favours, or any other thing of value, directly or indirectly, to any government official.

Granite is committed to ensuring that each time the Boards act on any particular transaction, each trustee or director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with Granite or its subsidiaries, affiliates or controlling Unitholders generally. When any transaction is voted on by the Boards, Granite adheres to the requirements of the Granite REIT Declaration of Trust and applicable law that a trustee, director or officer of Granite who: (a) has a material interest in a material contract or transaction with Granite; or (b) is a director or an officer of, or has a material interest in, a person who has a material interest in a material contract or transaction with Granite, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate or between Granite REIT and Granite GP, shall not attend any part of a meeting of trustees or directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Boards ensure that trustees and directors act with a view to the best interests of Granite and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

BOARD COMMITTEES

Compensation Committee of Granite GP

Information about the Compensation Committee can be found above in the sections entitled “Director Compensation” and “Compensation Discussion and Analysis”.

Corporate Governance and Nominating Committee of Granite GP

The Corporate Governance and Nominating Committee of Granite Co. was formed following the Board Transition on June 30, 2011 and was composed of Messrs. Voorheis (Chair), Brody, Dey and Oran. Following completion of the 2013 Arrangement, the Board of Granite GP formed a Corporate Governance and Nominating Committee which is currently composed of Messrs. Voorheis (Chair), Brody, Dey and Oran, all of whom are considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards.

The Corporate Governance and Nominating Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the Corporate Governance and Nominating Committee charter is posted on our website, www.granitereit.com.

Specific responsibilities of the Corporate Governance and Nominating Committee include (i) the nomination of persons for election to the Boards; and (ii) the corporate governance of Granite. Granite believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of Granite GP and Granite REIT in the best interests of Granite GP and Granite REIT. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Boards and the executive team.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the Corporate Governance and Nominating Committee on behalf of and for the Board.

In exercising its powers and discharging its duties, the Corporate Governance and Nominating Committee shall:

•

periodically undertake an examination of the size of the Boards and standards of independence, with a view to determining the impact of the number of directors and trustees (including the number of independent directors and trustees) on the effectiveness of the Boards and the ability of the Boards to act independently of management in fulfilling their respective duties, and recommend to the Boards, if necessary, a reduction or increase in the size of the Boards and/or the number of independent directors and trustees;

•

in consultation with the Chairman of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual directors and trustees, with a view to ensuring that they are fulfilling their respective responsibilities and duties;

•

review the disclosure in Granite’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Boards regarding any reports required or recommended on corporate governance;

•	periodically review the disclosure policy of Granite, any proposed material amendments to which shall be recommended to the Boards;

•	review, monitor and make recommendations regarding new director and trustee orientation and the ongoing development of existing directors and trustees;

•

review from time to time as required the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chairman of the Boards, the Chair of each committee of the Boards and the Chief Executive Officer, and where necessary recommend changes to the Boards;

•	monitor conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct; and

•	if applicable, promptly consider any resignation offer from a member of the Boards and make a recommendation to the Boards pursuant to the majority voting policy of Granite.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the Corporate Governance and Nominating Committee charter, the Corporate Governance and Nominating Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Boards director and trustee nominees for the next annual meeting of holders of GP Shares and holders of REIT Units.

The Corporate Governance and Nominating Committee shall, annually or as required, recommend to the Board the individual directors and trustees to serve on the various committees of the Boards and as Chair of the various committees of the Boards.

In making its recommendations, the Corporate Governance and Nominating Committee shall consider the competencies and skills that the Board considers to be necessary for the Board of Granite GP and the Board of Granite REIT as a whole to possess, the competencies and skills that the Board considers each existing director and trustee to possess, and the competencies and skills each new nominee will bring to the boardroom. The Corporate Governance and Nominating Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

Assessments

The Corporate Governance and Nominating Committee, in consultation with the Chairman, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual directors and trustees, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The Corporate Governance and Nominating Committee will, from time to time, review the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chairman of the Boards, the chair of each committee of the Boards and the Chief Executive Officer, and where necessary recommend changes to the Boards. The Corporate Governance and Nominating Committee most recently conducted such a review in April 2013.

In carrying out its assessment function, the Corporate Governance and Nominating Committee requires directors and trustees to complete effectiveness questionnaires evaluating the Boards as a whole, as well as on the basis of the committees and individual contributors, and considers the answers and comments in the questionnaires when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Boards and the committees. The questionnaires solicit information on Board and committee priorities, responsibilities, operations and effectiveness, as well as on directors’ and trustees’ individual contributions. In addition, the Corporate Governance and Nominating Committee interviews each individual director and trustee, as well as all executive officers, for feedback regarding Board, committee and individual director and trustee performance. The Corporate Governance and Nominating Committee views the questionnaires and interviews as important components of the process it undertakes to assess the performance of individual directors and trustees, committees and the overall Boards and to determine what recommendations, if any, to make to the Boards as to suggested improvements to the Boards or committee structures or processes.

When undertaking these evaluations, the Corporate Governance and Nominating Committee takes into account the competencies and skills each director or trustee is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

Audit Committee of Granite REIT and Granite GP

The Audit Committee of each of Granite REIT and Granite GP is currently composed of Messrs. Miller (Chair), Gilbertson and Oran, all of whom are considered by the Boards to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. The Boards have also determined that Mr. Miller, the Chairman of each Audit Committee, is a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committees are financially literate, as such term is defined in NI 52-110.

The Audit Committees each operate pursuant to a written charter, as well as the Granite REIT Declaration of Trust (in the case of Granite REIT) and the articles of Granite GP (in the case of Granite GP) and applicable law. The full text of the Audit Committee charters is posted on our website, www.granitereit.com, and is attached as an appendix to Granite REIT’s Annual Information Form dated March 5, 2013.

In accordance with the Audit Committee Charters, each Audit Committee shall oversee the accounting and financial reporting processes of Granite and the audits of Granite’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to each Audit Committee Charter, the Audit Committee shall, among other things:

•	oversee Granite’s financial statements and financial disclosures;

•

review the annual audited and interim combined financial statements of Granite REIT and Granite GP, the external auditor’s audit or review report thereon and the related management’s discussion and analysis of Granite’s financial condition and results of operation (“MD&A”); after completing its review, and if advisable, the Audit Committee shall recommend for Board approval such financial statements and the related MD&A;

•

review and, if advisable, recommend for Board approval financial disclosure in a prospectus or other securities offering document of Granite, press releases disclosing, or based upon, financial results of Granite and any other material financial disclosure in a document to be publicly disseminated;

•	oversee the work of the Auditor, including the external Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

•	review and, if advisable, select and recommend for Board approval the external auditor to be nominated and the compensation of the Auditor; and

•	periodically discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Committee.

Before the Auditor issues its report on annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and Granite; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the Auditor’s audit plan.

Each Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

Each Audit Committee is responsible for overseeing the identification and assessment of the principal risks to the operations of Granite REIT or Granite GP and the establishment and management of appropriate systems to manage such risks. Each Audit Committee is also responsible for: pre-approval of non-audit services by the external Auditor; approving Granite’s hiring policies for partners, employees and former partners and employees of the present and former external Auditor; and review, evaluation and approval of appropriate systems of internal controls in accordance with applicable law.

Further information relating to the Audit Committees, including disclosure required under NI 52-110, can be found under the heading “Audit Committee” in the annual information form of Granite REIT dated March 5, 2013 available on SEDAR at www.sedar.com.

Real Estate Investment Committee of Granite GP

The Real Estate Investment Committee (the “REIC”) of Granite GP is currently composed of Messrs. Gilbertson (Chair), Brody and Oran, all of whom are considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. Each REIC member must have a minimum of ten years’ demonstrable experience and expertise in the real estate sector.

The REIC operates pursuant to a written charter, as well as the articles of Granite GP and applicable law. The full text of the REIC charter is posted on our website, www.granitereit.com.

The REIC assists the Board in discharging the Board’s oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements relating to Granite’s real estate assets.

In accordance with its charter, the REIC reviews information provided by management regarding potential real estate investments and related arrangements and convenes with management to discuss, constructively challenge and assess such investments and arrangements in the context of Granite’s organizational strategy. If advisable, the REIC presents recommendations to the Board for approval of proposed major acquisitions, dispositions, lease extensions, capital investments and real estate financing arrangements.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Granite indemnifies its trustees, directors and officers against losses arising from claims against them for their acts, errors or omissions as such. Granite maintains liability insurance for its trustees, directors and officers in the event they are sued in relation to the performance of their duties as trustees, directors or officers of Granite and its subsidiaries including legal defence costs.

The policy limit for such liability and indemnification was U.S.$104 million in 2012 (U.S.$104 million — 2011) subject to a U.S.$500,000 self-insured retention for securities claims and U.S.$250,000 retention for all other claims for which Granite seeks reimbursement under the policy. There is no retention applicable to claims for which Granite is financially unable to or legally prohibited from providing indemnification to the trustees, directors, or officers. The premium paid in respect of the policy year covering July 1, 2012 to July 1, 2013 was $663,500 plus applicable taxes. In connection with the 2011 plan of arrangement completed by Granite Co., Granite Co. obtained six-year run-off liability insurance for its and its subsidiaries’ directors who resigned in connection with the Board Transition. The premium paid on May 10, 2011 in respect of such run-off policy was $1,376,362.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the joint Notice of Meetings or of any other matters that are to be presented for action at the Meetings other than those described in the Joint Notice of Meetings.

Information stated in this Circular is dated as at April 30, 2013 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Boards.

ADDITIONAL INFORMATION

Granite files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in the comparative annual consolidated financial statements and management’s discussion and analysis of results of operations and financial position of Granite Co. (predecessor of Granite) for the year ended December 31, 2012.

Unitholders may also request copies of these documents from our Secretary by mail addressed to the General Counsel and Secretary of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at jtindale@granitereit.com.

Thomas Heslip	Jennifer Tindale
Chief Executive Officer	Executive Vice-President, General Counsel and Secretary

APPENDIX “A”

BOARD CHARTER OF GRANITE REAL ESTATE INVESTMENT TRUST

GRANITE REAL ESTATE INVESTMENT TRUST

BOARD OF TRUSTEES CHARTER

As of May 8, 2013

Purpose

The members of the Board of Trustees (the “Board”) of Granite Real Estate Investment Trust (the “Trust”) have the duty to supervise the management of the business and affairs of the Trust. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Trust. The Board shall be responsible for exercising its powers and taking such actions as may be necessary or desirable in order to comply with the provisions of the Declaration of Trust of the Trust.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of trustees; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Declaration of Trust of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, and financial position and performance. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee of the Board of Directors of Granite REIT Inc. (the “Company Board”).

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent trustee.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Corporate Governance

General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee of the Company Board concerning the Trust’s approach to corporate governance.

Trustee Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee of the Company Board that evaluate the trustee independence standards established by the Board (including the definition of independence and the proportion of independent trustees) and the Board’s ability to act independently of management in fulfilling its duties.

Board of Trustees Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Trust. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the Board shall consider the matter. The Board, in conjunction with the Chief Executive Officer and General Counsel, shall periodically review the Trust’s Disclosure Policy, including measures for receiving feedback from the Trust’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Unitholders

The Trust endeavors to keep its unitholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Trust shall maintain on its website a contact email address that will permit unitholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the Audit Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved a charter for the Audit Committee and shall approve charters for any Board committees created in the future.

Delegation to Committees

The Board has delegated to the Audit Committee those duties and responsibilities set out in the Audit Committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members and a chair of the Audit Committee and of any other Board committee.

Meetings and Resources

Meeting Participation

Each trustee is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such trustee is a member. Trustees will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Trustees may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite REIT Inc.).

Access to Management and Outside Advisors

The Board shall have unrestricted access to employees of Granite REIT Inc. and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Trust shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Recommendations of Committees of the Company Board

The Board shall receive and consider any recommendations made to it by the Corporate Governance and Nominating Committee of the Company Board with respect to trustee nominations for each annual meeting of unitholders of the Trust and any recommendations made to it by the Compensation Committee of the Company Board with respect to the remuneration to be paid to, and the benefits to be provided to, trustees of the Trust.

Management

Position Descriptions for Trustees

The Board has approved position descriptions for the Chair and the chair of the Audit Committee. The Board shall review such position descriptions from time to time, as required.

Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities.

APPENDIX “B”

BOARD CHARTER OF GRANITE REIT INC.

GRANITE REIT INC.

BOARD OF DIRECTORS CHARTER

As of May 8, 2013

Purpose

The members of the Board of Directors (the “Board”) of Granite REIT Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee.

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall periodically review and, if advisable, approve the Company’s strategic planning process and the Company’s strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

Business and Capital Plans

The Board shall periodically review and, if advisable, approve the Company’s business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

Risk Management

General

The Board shall periodically review reports provided by the Audit Committee of principal risks associated with the Company’s business and operations and the systems implemented to manage these risks.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

General

The Board shall periodically review a report of the Compensation Committee concerning the Company’s approach to executive compensation.

Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee concerning the Company’s approach to corporate governance.

Director Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently of management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code, and shall review any reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the Board shall consider the matter. The Board, in conjunction with the Chief Executive Officer and the General Counsel, shall periodically review the Company’s Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the following committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Real Estate Investment Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee established in the future.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members and a chair of each committee, after receiving recommendations from the Corporate Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each director is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Directors may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite Real Estate Investment Trust).

Access to Employees and Outside Advisors

The Board shall have unrestricted access to employees of the Company, and its subsidiaries. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. The Board shall review such position descriptions from time to time, as required.

Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the organizational goals and objectives that the Chief Executive Officer has responsibility for meeting. The Board shall periodically review a report of the Compensation Committee reviewing this position description and such organizational goals and objectives.